As filed with the Securities and Exchange Commission on April 30, 1997.
                                                      Registration No. 33-95354

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       POST-EFFECTIVE AMENDMENT NO. 2 TO

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


                Kansas City Life Variable Life Separate Account
                             (Exact name of trust)

                      KANSAS CITY LIFE INSURANCE COMPANY
                              (Name of depositor)
                                 3520 Broadway
                       Kansas City, Missouri  64141-6139
         (Complete address of depositor's principal executive offices)

                               C. John Malacarne
                      Kansas City Life Insurance Company
                                 3520 Broadway
                       Kansas City, Missouri  64141-6139
               (Name and complete address of agent for service)

                                   Copy to:
                             Stephen E. Roth, Esq.
                         Sutherland, Asbill & Brennan
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2404


It is proposed that this filing will become effective:


___ immediately upon filing pursuant to paragraph (b) of Rule 485
_X_ On May 1, 1997 pursuant to paragraph (b) of Rule 485
___ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
___ on (date) pursuant to paragraph (a)(1) of Rule 485


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered. Registrant's Rule 24f-2 declaration took effect on January 5, 1996.


                KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT
                      KANSAS CITY LIFE INSURANCE COMPANY

               Cross Reference to Items Required by Form N-8B-2

N-8B-2 Item    Caption in Prospectus

1         Cover Page
2         Cover Page
3         Not applicable
4         Sale of the Contracts
5         Kansas City Life Variable Life Separate Account
6         Kansas City Life Variable Life Variable Account
7         Not applicable
8         Not applicable
9         Legal Matters
10        Summary and Diagram of the Contract; Premium Payments and
Allocations; Addition, Deletion or Substitution of Investments; Voting Rights
11        The Funds
12        The Funds
13        Charges and Deductions
14        Premium Payments and Allocations
15        Premium Payments and Allocations
16        The Funds
17        Surrender Privilege; Withdrawal of Cash Surrender Value
18        Kansas City Life Variable Life Separate Account
19        Reports to Contract Owners
20        Not Applicable
21        Contract Loans
22        Not applicable
23        Not applicable
24        Not applicable
25        Kansas City Life Insurance Company
26        Not applicable
27        Kansas City Life Insurance Company
28        Kansas City Life Directors and Executive Officers
29        Not applicable
30        Not applicable
31        Not applicable
32        Not applicable
33        Not applicable
34        Not applicable
35        Not applicable
36        Not applicable
37        Not applicable
38        Sale of Contracts
39        Sale of Contracts
40        Sale of Contracts
41        Not applicable
42        Not applicable
43        Not applicable
44        Determining the Contract Value
45        Not applicable
46        Not applicable
47        General Information About Kansas City Life, the Variable Account and
          the Funds
48        Not applicable
49        Not applicable
50        The Variable Account
51        Premium Payments and Allocations; Death Benefit and Changes in
Specified Amount; Sale of the Contracts
52        Addition, Deletion or Substitution of Investments
53        Not applicable
54        Not applicable
55 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
56 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
57 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
58        Not applicable
59        Financial Statements


PROSPECTUS
INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS
KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT OF

Kansas City Life Insurance Company
Home Office:
                                       Correspondence to:
3520 Broadway                          Variable Administration
Kansas City, Missouri  64111-2565	   P.O. Box 419364
Telephone (816) 753-7000	           Kansas City, Missouri  64141-6364
                                       Telephone (800) 616-3670

This Prospectus describes an individual flexible premium variable life insurance contract (the "Contract") offered by Kansas City Life Insurance Company ("Kansas City Life," "we," "us" or "our"). The Contract is designed to provide insurance protection on the Insured named in the Contract, and at the same time provide you with the flexibility to vary the amount and timing of premium payments and to change the amount of death benefits payable under the Contract. This flexibility allows you to provide for your changing insurance needs under a single insurance contract.


You also have the opportunity to allocate Net Premium payments and Contract Value to one or more Subaccounts of the Kansas City Life Variable Life Separate Account (the "Variable Account") and to Kansas City Life's general account
(the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Contract Value allocated to the Variable Account.
For a brief summary of the Fixed Account, see "Fixed Account," page 22. The assets of each Subaccount are invested in a corresponding portfolio (each, a "Portfolio") of MFSR Variable Insurance TrustR ("MFS Trust"), of American Century Variable Portfolios, Inc. ("American Century Variable Portfolios"), of Federated Insurance Series, of Dreyfus Variable Investment Fund and of Dreyfus Stock Index Fund. (MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund are each referred to as a "Fund"). Each Fund is managed by the investment adviser shown below:



MFSr Variable Insurance TrustSM            Manager
MFS Emerging Growth Series                 Massachusetts Financial Services
MFS Research Series                        Company
MFS Total Return Series
MFS Utilities Series
MFS World Governments Series
MFS Bond Series

American Century Variable Portfolios       Manager
American Century VP Capital Appreciation   American Century Investment
American Century VP International          Management, Inc.

Federated Insurance Series                 Manager
Federated American Leaders Fund II         Federated Advisers
Federated High Income Bond Fund II
Federated Prime Money Fund II

Dreyfus Variable Investment Fund           Manager
Capital Appreciation Portfolio             The Dreyfus Corporation
Small Cap Portfolio

Dreyfus Stock Index Fund                   Manager
                                           The Dreyfus Corporation

The accompanying prospectuses for MFS Trust, American Century
Variable Portfolios,Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund.

You can select from two Coverage Options available under the Contract: a level death benefit ("Option A") and a death benefit that fluctuates with the Contract Value ("Option B"). Kansas City Life guarantees that the Death Benefit proceeds will never be less than the Specified Amount of insurance (less any Indebtedness and past due charges) so long as sufficient premiums are paid to keep the Contract in force.

The Contract provides for a Cash Surrender Value that can be obtained by surrendering the Contract. Because this value is based on the performance of the Portfolios of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed minimum Cash Surrender Value.

If the Cash Surrender Value is insufficient to cover the charges due under the Contract, the Contract will lapse without value. However, Kansas City Life guarantees to keep the Contract in force during the Guaranteed Payment Period, so long as the Guaranteed Monthly Premium requirement and other conditions have been met. The Contract also permits loans and partial surrenders, within limits.

It may not be advantageous to replace existing insurance with this Contract. Within certain limits, you may return the Contract, or convert it to a contract that provides benefits that do not vary with the investment results of a separate account by exercising the Special Transfer Right.


THIS PROSPECTUS PRESENTS CONCISELY THE INFORMATION YOU SHOULD KNOW
BEFORE DECIDING TO PURCHASE A CONTRACT. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR MFS VARIABLE INSURANCE TRUST, AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., FEDERATED INSURANCE SERIES, DREYFUS VARIABLE INVESTMENT FUND AND DREYFUS STOCK INDEX FUND MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









The Date of this Prospectus is May 1, 1997.

PROSPECTUS CONTENTS
	Page
DEFINITIONS OF TERMS
SUMMARY AND DIAGRAM OF THE CONTRACT
GENERAL INFORMATION ABOUT KANSAS CITY LIFE,
THE VARIABLE ACCOUNT AND THE FUNDS
Kansas City Life Insurance Company
Kansas City Life Variable Life Separate Account
The Funds
Resolving Material Conflicts
Addition, Deletion or Substitution of Investments
Voting Rights
PREMIUM PAYMENTS AND ALLOCATIONS
Applying for a Contract
Free Look Right to Cancel Contract
Premiums
Premium Payments to Prevent Lapse
Premium Allocations and Crediting
Transfer Privilege
Dollar Cost Averaging Plan
Portfolio Rebalancing Plan
FIXED ACCOUNT
Minimum Guaranteed and Current Interest Rates
Calculation of Fixed Account Value
Transfers from Fixed Account
Payment Deferral
CHARGES AND DEDUCTIONS
Premium Expense Charge
Monthly Deduction
Monthly Expense Charge
Daily Mortality and Expense Risk Charge
Transfer Processing Fee
Surrender Charge
Partial Surrender Fee
Fund Expenses
Cost of Additional Benefits Provided by Riders
Bonus on Contract Value in the Variable Account
Reduced Charges for Eligible Groups
Other Tax Charge
HOW YOUR CONTRACT VALUES VARY
Determining the Contract Value
Cash Surrender Value
DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT
Amount of Death Benefit Proceeds
Coverage Options
Initial Specified Amount and Coverage Option
Changes in Coverage Option
Changes in Specified Amount
Selecting and Changing the Beneficiary
CASH BENEFITS
Contract Loans
Surrendering the Contract for Cash Surrender Value
Partial Surrenders
Maturity Benefit
Payment Options
Specialized Uses of the Contract
ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES,
DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS
OTHER CONTRACT BENEFITS AND PROVISIONS
Limits on Rights to Contest the Contract
Changes in the Contract or Benefits
When Proceeds Are Paid
Reports to Contract Owners
Assignment
Reinstatement
Supplemental and/or Rider Benefits
TAX CONSIDERATIONS
Tax Status of the Contract
Tax Treatment of Contract Benefits
Possible Charge for Kansas City Life's Taxes
OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE
Sale of the Contracts
Telephone Transfer, Premium Allocation and Loan Privileges
Kansas City Life Directors and Executive Officers
State Regulation
Additional Information
Experts
Litigation
Legal Matters
Financial Statements


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.


DEFINITIONS OF TERMS
Accumulation Unit         An accounting unit used to calculate Variable
Account Value.  It is a measure of the net investment results of each of the Subaccounts.
Age    Age means the age on the Insured's last birthday as of each Contract
Anniversary. The Contract is issued at the Age shown in the Contract, which is the Insured's Age on the Contract Date. If the Contract Date falls on the birthday of the Insured, the Age will be the age attained by the Insured on the Contract Date.

Allocation Date 	The date on which the initial Net Premium is allocated
to the Federated Prime Money Fund II Subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and your application has been approved, or the date the initial premium is received at the Home Office.

Beneficiary 	The Beneficiary is the person you have designated in the
application or in the last beneficiary designation filed with us to receive any proceeds payable under the Contract at the death of the Insured.

Cash Surrender Value 	The Contract Value at the time of surrender less any
applicable Surrender Charge and any Contract Indebtedness.

Contract Anniversary 	The same day and month as the Contract Date each year
that the Contract remains in force.

Contract Date	The date on which coverage under the Contract takes effect.
Contract Months, Years and Anniversaries are measured from the Contract Date. The incontestability and suicide periods for the Initial Specified Amount are measured from this date.

Contract Value	The sum of the Variable Account Value and the Fixed Account
Value (including the Loan Account Value). Calculation of the Contract Value is described on page 28.

Contract Year	Any period of twelve months starting with the Contract Date
and each Contract Anniversary thereafter.

Coverage Options	Option A provides a Death Benefit at least equal to
the Specified Amount at the time of death. Option B provides a Death Benefit at least equal to the Specified Amount plus the Contract Value, both at the time of death.

Death Benefit Proceeds	The amount of Proceeds payable upon the Insured's
death. The Death Benefit is determined according to the Coverage Option that has been elected. Any Indebtedness is deducted from the amount payable.

Fixed Account	An account that is part of our General Account, and is not
part of or dependent on the investment performance of the Variable Account.

Fixed Account Value	The Contract Value in the Fixed Account.

Guaranteed Monthly Premium	An amount used to measure premium payments
paid for purposes of determining whether the guarantee that your Contract will not lapse during the Guaranteed Payment Period is in effect. See page 19.

Guaranteed Payment Period	The period of time during which we guarantee
that your Contract will not lapse if the Guaranteed Monthly Premiums are paid. See page 19.

Home Office	3520 Broadway, P.O. Box 419364, Kansas City, Missouri
64141-6364.

Indebtedness	The sum of all outstanding Contract loans plus accrued interest.

Initial Specified Amount	The Specified Amount on the Contract Date.

Insured	The person whose life is insured under the Contract.

Lapse	Termination of the Contract at the expiration of the Grace Period while the Insured is still living.  See page 19.

Loan Account	The Loan Account is part of the Fixed Account, which is part of the General Account.

Loan Account Value	The Contract Value in the Loan Account.

Maturity Date	The date when coverage terminates and the Cash Surrender
Value, if any, is paid.

Monthly Anniversary Day	The day of each month as of which we make the Monthly
Deduction. It is the same day of each month as the Contract Date or the last day of the month for those months not having such a day.

Monthly Deduction	The amount we deduct as of each Monthly Anniversary
Day from the Contract Value to pay the cost of insurance charge, monthly expense charge, any applicable increase expense charge, and any charges for supplemental and/or rider benefits for the month beginning on that Monthly Anniversary Day.

Net Investment Factor	An index used to measure Subaccount performance of
the current Valuation Period. Subaccount performance includes gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and mortality and expense risk charges. The calculation of the Net Investment Factor is described on page 28.

Net Premium	A premium payment minus the applicable Premium Expense Charge.
See page 23.

Owner, You	The person entitled to exercise all rights and privileges
provided in the Contract.

Planned Premium Payments	The amount and frequency of premium payments
you elected to pay in your last application. This is the amount we will bill you and is only an indication of your preferences of future premium payments. You may change the amount and frequency of premium payments at any time. The actual amount and frequency of premium payments will affect the Contract Value and the amount and duration of insurance.

Premium Payment(s)	The amount(s) paid by the Owner to purchase the
Contract; either a Planned Premium Payment or unscheduled premium.

Proceeds	The total amount we are obligated to pay under the terms of
the Contract.

Reallocation Date	The date as of which Contract Value in the Federated
Prime Money Fund II Subaccount is allocated to the Subaccounts and to the Fixed Account based on the Net Premium allocation percentages specified in the application. The Reallocation Date is 30 days after the Allocation Date.

Specified Amount	The amount of insurance coverage on the Insured.
The actual Death Benefit will depend upon whether Option A or Option B is in effect at the time of death.

Subaccounts	The division of accounts making up the Variable Account.  The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund.

Subaccount Value	The Contract Value in a Subaccount.

Unscheduled Premium	Any premium other than a Planned Premium Payment.

Valuation Day	Each day on which both the New York Stock Exchange and
Kansas City Life are open for business.

Valuation Period	The interval of time commencing at the close of
business one Valuation Day and ending at the close of business on the next succeeding Valuation Day.

Variable Account	The Kansas City Life Variable Life Separate Account.
This is not part of our General Account.  The Variable Account has Subaccounts.

Variable Account Value	The total value of a Contract allocated to
Subaccounts of the Variable Account.

Written Notice	A written notice in a form satisfactory to Kansas City Life
that is signed by the Owner and received at the Home Office.


SUMMARY AND DIAGRAM OF THE CONTRACT

The following summary of Prospectus information and diagram of the Contract should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Contract in this Prospectus assumes that the Contract is in force and there is no outstanding Contract Indebtedness.

The Contract, for as long as it remains in force, provides lifetime insurance protection on the Insured named in the Contract through the Maturity Date.

The Contract is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Contract pays premium payments for insurance coverage on the person insured. Also like fixed-benefit life insurance, the Contract provides for accumulation of Net Premiums and a Cash Surrender Value that is payable if the Contract is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Cash Surrender Value during the early Contract Years is likely to be substantially lower than the premium payments paid.

However, the Contract differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Contract Value will increase or decrease to reflect the investment performance of the Subaccounts to which Contract Value is allocated. Also, there is no guaranteed minimum Cash Surrender Value. Nonetheless, Kansas City Life guarantees to keep the Contract in force during the first five Contract Years and during the five years following the effective date of an increase in the Specified Amount as long as the Guaranteed Monthly Premium requirement has been met. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page 19. Otherwise, if the Cash Surrender Value is insufficient to pay charges due, the Contract will lapse without value after a grace period. See "Premium Payments to Prevent Lapse," page 19. If a Contract lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations," page 47.

The most important features of the Contract, such as charges, cash surrender benefits, death benefits, and calculation of Contract values, are summarized in the diagram on the following pages.

Purpose of the Contract. The Contract is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Contract Value. The Contract should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Contract's long-term investment potential. It may not be advantageous to replace existing insurance coverage with this Contract. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Contract illustrations. See "Illustrations" below and "Specialized Uses of the Contract" on page 34.

Illustrations. Illustrations in this Prospectus or used in connection with the purchase of a Contract are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be deemed a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Contract illustrations, and therefore, actual Contract values will be different from those illustrated.

The illustrations show Contract values based on current charges and, alternatively, based on guaranteed charges. See "Illustrations of Contract Values, Cash Surrender Values, Death Benefits and Accumulated Premium Payments," page 35. Contract values in the illustrations based on current charges reflect a bonus that may be credited to the Contract beginning in the eleventh Contract Year. The bonus is not guaranteed and will be paid in Kansas City Life's sole discretion.

Contract Tax Compliance. Kansas City Life intends for the Contract to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Under certain circumstances, a Contract will be treated as a "modified endowment contract" under federal tax law. Kansas
City Life will monitor Contracts and will notify you on a timely basis if your Contract is in jeopardy of violating the definition of life insurance or becoming a modified endowment contract. For further discussion of the tax status of a Contract and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page 47.

Free Look Right to Cancel and Special Transfer Right. For a limited time, you have the right to cancel your Contract and receive a refund. See "Free Look Right to Cancel Contract," page 18. During this "free-look" period, Net Premiums will be allocated to the Federated Prime Money Fund II Subaccount until the Reallocation Date. See "Premium Allocations and Crediting," page 20. In addition, for a limited time after requesting an increase in the Contract's Specified Amount, you may cancel the increase and you may be entitled to a refund of certain charges.

Once within the first 24 Contract Months or within 24 Contract Months following the effective date of an increase in Specified Amount, you may transfer all or a portion of the Variable Account Value to the Fixed Account without payment of any transfer fee. This transfer effectively "converts" the Contract into a contract that provides fixed (non-variable) benefits. See "Special
Transfer Right," page 21.

Owner Inquiries.  If you have any questions, you may write or call Kansas
City Life's Home Office at 3520 Broadway, P.O. Box 419364, Kansas City, Missouri 64141-6364, 1-800-616-3670.


DIAGRAM OF CONTRACT

(This is the beginning of a box)
PREMIUM PAYMENTS

You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned premium payments. See page 18 for rules and limits.

The Contract's minimum initial premium payment and planned premium payment depend on the Insured's age, sex and risk class, Initial Specified Amount selected, any supplemental and/or rider benefits, and any planned periodic premiums you plan to make.

Unplanned premium payments may be made, within limits.  See page 19.

Under certain circumstances, which include taking excessive Contract loans, extra premium payments may be required to prevent lapse. See page 19. (This is the end of a box)
(THis is the beginning of a box)
(DEDUCTIONS FROM PREMIUM PAYMENTS
For state and local premium taxes
(2.25 % of premium payments).  See page 23.
(This is the end of a box)
(This is the beginning of a box)
(NET PREMIUM PAYMENTS

You direct the allocation of Net Premium payments among 14 Subaccounts of the Variable Account and the Fixed Account. See page 20 for rules and limits on Net Premium payment allocations.

Each Subaccount invests in a
corresponding portfolio of a mutual fund:

Mutual Fund                                    Portfolio
MFSr Variable Insurance TrustSM               MFS Emerging Growth Series
Manager:  Massachusetts Financial Services   MFS Research Series
          Company                            MFS Total Return Series
                                             MFS Utilities Series
                                             MFS World Governments Series
                                             MFS Bond Series

American Century Variable Portfolios         American Century VP Capital
Manager:  American Century Investment        Appreciation
          Management, Inc.                   American Century VP International


Federated Insurance Series                   Federated American Leaders Fund II
Manager:  Federated Advisers                 Federated High Income Bond Fund II
                                             Federated Prime Money Fund II

Dreyfus Variable Investment Fund             Capital Appreciation Portfolio
Manager:  The Dreyfus Corporation            Small Cap Portfolio

Dreyfus Stock Index Fund                     Dreyfus Stock Index Fund
Manager:  The Dreyfus Corporation


Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 4%. See page 23 for rules and limits on transfers from the Fixed Account allocations.
(This is the end of a box)
(This is the beginning of a box)

DEDUCTIONS FROM CONTRACT VALUE Monthly deduction for cost of insurance, administration fees, and charges for any supplemental and/or rider benefits. Administration fees are currently $26.00 per month for the first Contract Year and $6.00 per month thereafter, plus $20.00 per month for the 12 Contract Months following an increase in Specified Amount. See page 23.


DEDUCTIONS FROM ASSETS

Daily charge at a guaranteed annual rate of 0.90% from the Subaccounts for mortality and expense risks. See page 25. This charge is not deducted from the Fixed Account Value.

Investment advisory fees and operating expenses are deducted from the assets of each Portfolio. See page 27.
(This is the end of a box)

Annual Fund Expenses

                                                                       MFS
                                          MFS                 MFS             World
                                         Emerging  MFS       Total   MFS      Govern-  MFS
                                         Growth   Research  Return  Utilities  ment    Bond
                                         Series    Series    Series  Series   Series   Series


MFSr (Variable Insurance TrustSM Annual
Expenses
(as a percentage of averagenet assets)
Management Fees (Investment Advisory Fees)  0.75%   0.75%    0.75%   0.75%    0.75%    0.60%
Other Expenses (after any expense
                 reimbursement)1/2/         0.25%   0.25%    0.25%   0.25%    0.25%    0.40%



Total Fund Annual Expenses1/                1.00%   1.00%    1.00%   1.00%    1.00%    1.00%

                                                AM Cent
                                               VP Capital      Am Cent VP
                                              Appreciation     International

American Century Variable Portfolios Annual
Expenses
  (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)          1.00%         1.50%
Other Expenses                                      0.00%         0.00%

Total Fund Annual Expenses3/                        1.00%         1.50%

                                                            Federated
                                                Federated   High Income Federated
                                                American       Bond     Prime
                                                Leaders       Fund II   Money
                                                Fund II                 Fund II


Federated Insurance Series Annual Expenses
  (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)          0.53%       0.01%    0.00%
Other Expenses (after any expense reimbursement)    0.32%       0.79%    0.80%
Total Fund Annual Expenses5/                        0.85%       0.80%    0.80%
                                                 Dreyfus
                                                 Capital       Dreyfus
                                                 Appreciation  Small Cap
                                                 Portfolio     Portfolio

Dreyfus Variable Investment Fund Annual Expenses
  (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)          .75%        .75%
Other Expenses (after any expense reimbursement)    .09%        .04%
Total Fund Annual Expenses                          .84%        .79%


                                                  Dreyfus
                                                  Stock
                                                  Index
                                                  Fund

Dreyfus Stock Index Fund
  (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)          .245%
Other Expenses (after any expense reimbursement)    .055%

Total Fund Annual Expenses                          .300%


Premium taxes, currently ranging up to 3.5%, may be applicable, depending on various states' laws.


The above tables are intended to assist you in understanding the fund expenses that you will bear, directly or indirectly. The tables reflect expenses of the Funds. The Annual Expenses for the Funds are expenses for the most recent fiscal year, except as noted below. For a more complete description of the various expenses see the Prospectuses for the underlying Funds that accompany this Prospectus.


__________________________
1/	The investment adviser to MFS Variable Insurance Trust has agreed to bear, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not esceed the following percentages of the average daily net assets of the Series during the current fiscal year: 0.40% for the Bond Series, and 0.25% for each remaining Series. Absent this expense arrangement, "Other Expenses" for the Emerging Growth Series, Research Series, Total Return Series, Utilities Series, World Governments Series and Bond Series would by 0.41%,
0.73%, 1.35%, 2.00%, 1.28% and 8.85%, respectively, and Total Annual Fund
Expenses would be 1.16%, 1.48%, 2.10%, 2.75%, 2.03% and 9.45%, respectively, for these Series.

2/	Each Series has an expense offset arrangement which reduces the Series'
custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

3/	The investment adviser to American Century Variable Portfolios pays all the expenses of the Fund except brokerage, taxes, interest, fees and expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. For its services, the adviser is paid a fee of 1.50% and 1.00% of the average net assets of the Am Cent VP International and Am Cent VP Capital Appreciation, respectively.

4/	The Total Fund Annual Expenses for the Federated American Leaders Fund II,
Federated High Income Bond Fund II and the Federated Prime Money Fund II are 0.85%, 0.80%, and 0.80%, respectively, of the average daily net assets. The adviser to Federated Insurance Series has agreed to waive all or a portion of its fee so that the Total Fund Annual Expenses would not exceed .85%, .80%, and .80% respectively, of average net assets of those Portfolios. The adviser can terminate this voluntary waiver at any time at its sole discretion. Without this waiver, the Management Fees would be .75%, .60% and .50% of the average net assets of Federated American Leaders Fund II, Federated High
Income Bond Fund II and the Federated Prime Money Fund II, respectively, and the Total Fund Annual Expenses for these Portfolios would be 1.07%, 1.39%, and 1.37%, respectively, of average net assets.


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CONTRACT VALUE

Contract Value is equal to Net Premiums, as adjusted each Valuation Day to reflect Subaccount investment experience, interest credited on Fixed Account Value, charges deducted and other Contract transactions (such as transfers and surrenders). See page 28.

Varies from day to day. There is no minimum guaranteed Contract Value. The Contract may lapse if the Contract Value is insufficient to cover a Monthly Deduction due. See page 28.

Can be transferred among the Subaccounts and Fixed Account. A transfer fee of $25.00 will apply if more than 6 transfers are made in a Contract Year. See page 20 for rules and limits.

Is the starting point for calculating certain values under a Contract, such as the Cash Surrender Value and the Death Benefit used to determine Death Benefit proceeds.

Also, a "bonus" may be credited to the Contract Value on each Monthly Anniversary Day beginning in the eleventh Contract Year. The monthly bonus equals 0.0375% (0.45% on an annualized basis) of the Variable Account Value. This bonus is not guaranteed.
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CASH BENEFITS

Loans may be taken for amounts up to Cash Surrender Value less loan interest to the next Contract Anniversary, at an annual effective interest rate of 6.0%. Currently, a preferred loan is available beginning in the eleventh Contract Year. See page 32 for rules and limits.

Partial surrenders generally can be made provided there is sufficient remaining Cash Surrender Value. A partial surrender fee will apply and a surrender charge will be assessed for any resulting reduction in the Specified Amount. See page 33 for limits and a description of the charges. Partial surrenders may be subject to adverse tax consequences.

The Contract may be surrendered in full at any time for its Cash Surrender Value. A sales load charge of up to 30% of actual premiums paid up to a maximum premium amount shown in the Contract, as well as a declining administrative charge, will apply during the first 15 Contract Years and during the 15 years following the effective date of an increase in the Specified Amount. See page 33. Surrenders may be subject to adverse tax consequences.

Payment options are available.  See page 34.
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DEATH BENEFITS

Income tax free to Beneficiary.

Available as lump sum or under a variety of payment options.

For all Contracts, a minimum Specified Amount of $100,000 for Issue Ages 0-49 and $50,000 for Issue Ages 50-80. We may allow these minimum limits to be reduced. See page 18.

Two Coverage Options available:
Option A, at least equal to the Specified Amount, and Option B, at least equal to the Specified Amount plus Contract Value. See page 29.

Flexibility to change the Coverage Option and Specified Amount. See page 30 for rules and limits.

Supplemental and/or rider benefits may be available.  See page 45.

Any Indebtedness is deducted from the amount payable.
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GENERAL INFORMATION ABOUT KANSAS CITY LIFE, THE VARIABLE ACCOUNT AND THE FUNDS

Kansas City Life Insurance Company

The Contracts are issued by Kansas City Life Insurance Company, which is a stock life insurance company organized under the laws of the State of Missouri in 1895. Kansas City Life is currently licensed to transact life insurance business in 47 states and the District of Columbia.

Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Contract described in this Prospectus are filed with and (wher e required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

Kansas City Life Variable Life Separate Account

Kansas City Life Variable Life Separate Account was established as a separate investment account under Missouri law on April 24, 1995. It is used to support the Contracts and may be used to support other variable life insurance contracts, and for ot her purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. Kansas City Life has established other separate investment accounts that may also be registered with the SEC.

The Variable Account is divided into Subaccounts. The Subaccounts available under the Contracts invest in shares of Portfolios of the Funds. The Variable Account may include other Subaccounts that are not available under the Contracts and are not o therwise discussed in this Prospectus. The assets in the Variable Account are owned by Kansas City Life.

Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against the Subaccount without regard to any other income, gains or losses of Kansas City Life. Applicable insurance law provides that assets equal to the r eserves and other contract liabilities of the Variable Account are not chargeable with liabilities arising out of any other business of Kansas City Life. Kansas City Life is obligated to pay all benefits provided under the Contracts.

The Funds

MFSr Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund are each registered with the SEC as a diversified open-end management investment company under the 1940 Act, a lthough the SEC does not supervise their management or investment practices and policies. Each of the Funds is a series fund-type mutual fund made up of the Portfolios and other series that are not available under the Contracts. The investment obje ctives of each of the Portfolios is described below.



MFSr Variable Insurance TrustSM
(Manager:  Massachusetts Financial Services Company)

        MFS Emerging Growth Series. The Emerging Growth Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital. The Series' policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that MFS believes are early in their life cycle but which have the potential to become major enterprises ( emerging growth companies).

        MFS Research Series. The Research Series' investment objective is to provide long-term growth of capital and future income. The Series' assets are allocated to selected economic sectors and then to industry groups within those sectors.

        MFS Total Return Series. The Total Return Series' primary investment objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and its s econdary objective is to provide a reasonable opportunity for growth of capital and income, since many securities offering a better than average yield may also possess growth potential.

        MFS Utilities Series. The Utilities Series' investment objective is to seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Series will seek to achieve its obje ctive by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Series' adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

        MFS World Governments Series. The World Governments Series' investment objective is to seek not only preservation, but also growth of capital, together with moderate current income. The Series seeks to achieve its investment objective th rough a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

        MFS Bond Series. The Bond Series' primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The Series' secondary objective is to protect shareholders' capi tal. Up to 20% of the Series' total assets may be invested in lower-rated or non-rated debt securities commonly known as "junk bonds." The risks of investing in junk bonds are described in the prospectus for the MFSr Variable Insurance TrustSM, which should be read carefully before investing.



American Century Variable Portfolios, Inc. (formerly TCI Portfolios, Inc.) (Manager: American Century Investment Management, Inc. (formerly Investors Research Corporation))


        American Century VP Capital Appreciation Portfolio (formerly TCI Growth Portfolio). The investment objective of American Century VP Capital Appreciation is capital growth. The Portfolio will seek to achieve its investment objective by inves ting primarily in common stocks that are considered by the investment adviser to have better-than-average prospects for appreciation.


        American Century VP International Portfolio (formerly TCI International Portfolio). The investment objective of American Century VP International Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by inv esting primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and that have, in the opinion of the investment manager, potential for appreciation.


Federated Insurance Series
(Manager:  Federated Advisers)

        Federated American Leaders Fund II. The primary investment objective of the Federated American Leaders Fund II is to achieve long-term growth of capital. The Fund's secondary objective is to provide income. The Fund pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies, which are generally top-quality, established growth companies.


        Federated High Income Bond Fund II. The investment objective of the Federated High Income Bond Fund II is to seek high current income. The Fund endeavors to achieve its objective by investing primarily in lower-rated corporate debt obligati ons commonly referred to as "junk bonds." The risks of investing in junk bonds is described in the prospectus for Federated Insurance Series, which should be read carefully before investing.


     Federated Prime Money Fund II.  The investment objective of the
Federated Prime Money Fund II is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusive ly in a portfolio of money market instruments maturing in 397 days or less.


Dreyfus Variable Investment Fund
(Manager:  The Dreyfus Corporation)

        Capital Appreciation Portfolio. The primary investment objective of the Capital Appreciation Portfolio is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary investment objective. This series invests primarily in the common stocks of domestic and foreign issuers.


        Small Cap Portfolio. The investment objective of the Small Cap Portfolio is to maximize capital appreciation. This series invests primarily in common stocks of domestic and foreign issuers. This series will be particularly alert to compani es that it considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.


Dreyfus Stock Index Fund
(Manager:  The Dreyfus Corporation)

The primary investment objective of the Stock Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stoc k Price Index. In anticipation of taking a market position, the Fund is permitted to purchase and sell stock index futures. The Fund is neither sponsored by nor affiliated with Standard & Poor's.


THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio that accompanies this Prospectus and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or P ortfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Subaccounts.

Kansas City Life has entered into agreements with either the investment adviser or distributor for each of the Funds pursuant to which the adviser or distributor pays Kansas City Life a fee based upon an annual percentage of the average aggregate net amount invested by Kansas City Life on behalf of the Variable Account and other separate accounts of Kansas City Life. These percentages differ, and Kansas City Life is paid a greater percentage by some investment advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by Kansas City Life.

Kansas City Life cannot guarantee that each Fund or Portfolio will always be available for the Contracts, but in the unlikely event that a Fund or Portfolio is not available, Kansas City Life will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Contracts. In addition, the Funds are available to registered separate accounts of insurance companies, other than Kansas City Life, offering variable annuity and variable life insurance con tracts.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict of interest may arise between Owners whose Contract Valu es are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owner s of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. S ee the accompanying prospectuses for the Funds and Portfolios for more information.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Portfolio of a Fund are no lon ger available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Su bject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by Kansas City Life.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Contract to reflect the substitution or change. If we deem it to be in the best interests of Contract Owners (subject to any approvals that may be required under applicable law), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Kansas City Life sep arate accounts.

Voting Rights

Kansas City Life is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, Kansas City Life will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Contract Value in the Subaccounts. Should the applicable federal securities laws, regulations or interpretations thereof change, Kans as City Life may be permitted to vote shares of the Funds in its own right, and if so, Kansas City Life may elect to do so.

To obtain voting instructions from Owners, before a meeting Owners will be sent voting instruction material, a voting instruction form and any other related material. The number of votes that are available to an Owner will be calculated separately f or each Subaccount of the Variable Account, and may include fractional shares. The number of votes attributable to a Subaccount will be determined by applying an Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. The number of votes for which an Owner may give instructions will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meet ing of the Fund. Shares held by a Subaccount for which no timely instructions are received will be voted by Kansas City Life in the same proportion as those shares for which voting instructions are received.

Kansas City Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, Kansas City Life may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that Kansas City Life reasonably disapproves of such changes in accordance with applicable federal regulations. If Kansas City Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, Kansas City Life reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Contract

To purchase a Contract, you must complete an application and submit it through an authorized Kansas City Life agent. If you are eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and your application has been approved, with certain limitations, as long as an initial premium payment accompanies the TIA. In accordance with Kansas City Life's underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial premium will be returned to the applicant.

With the TIA, you must pay an initial premium payment at the time of application that is at least equal to two Guaranteed Monthly Premiums (one Guaranteed Monthly Premium is required for Contracts when premium payments will be made under a pre-authorized payment arrangement). See "Premiums," page 18. In general, policies that are submitted with the required premium payment will have a Contract Date which will be the date of the TIA. However, if the Contract Date is calculated to be the 29th, 30 th or 31st of the month then the date will be set to the 1st of the next following month. For Contracts where premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Con tract Date will be the approval date plus up to two days, unless the approval is the 27th, 28th or 29th of the month in which case the Contract Date would be the first of the next month. There are several exceptions to these rules, based on the type of billing, whether the contract involves a conversion and/or whether the specified amount exceeds $250,000.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB)--Premium With Application
If PAC or CB is requested and the initial premium is taken with the application, the Contract Date will be the later of the TIA date or the first of the month of approval. Combined Billing is a billing where more than one Kansas City Life contract is billed together.

Combined Billing (CB)--No Premium With Application
If CB is requested and the initial premium is not taken with the application, the Contract Date will be the earlier of the 1st of the month after the Contract is approved or the date the initial premium is received. However, if approval occurs on th e 1st, 2nd, 3rd, 4th or 5th of the month the Contract Date will be the first of the same month that the Contract is approved. In addition, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the date will be set to the 1st of the following month.

Government Allotment (GA) and Federal Allotment (FA)
If GA or FA is requested on the application and an initial premium is taken with the application, the Contract Date will be the 1st of the month of approval. If GA or FA is requested and no initial premium is received the Contract Date will be the f irst of the month for which a full monthly allotment is received.

Conversions
If a Kansas City Life term insurance product is converted to a new Contract, the Contract Date will be the date that the previous contract was paid to. If there is more than one term policy being converted, the Contract Date will be determined by th e contract with the earliest date that premiums were paid to.

Specified Amount Exceeds $250,000
If the specified amount requested exceeds $250,000 and an initial premium is taken with the application, the Contract Date will be the later of the TIA date or the 1st of the month of approval.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age. In no case may the Contract Date be more than six months prior to t he date the application was completed. Monthly Deductions will be charged from the Contract Date.

If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and your application has been approved. Kansas City Life will deduct Contract charges as of the Contract Date.

Kansas City Life requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available issue ages are 0 through 80 on a nonsmoker basis, 15 through 80 on a preferred non smoker basis, and 15 through 80 on a smoker basis. Age is determined on the Insured's age last birthday on the Contract Date. The minimum Specified Amount is $100,000 for issue ages
0 through 49.  The minimum Specified Amount is $50,000 for issue ages 50 through
80. Acceptance of an application depends on Kansas City Life's underwriting rules, and Kansas City Life reserves the right to reject an application.

As the Owner of the Contract, you may exercise all rights provided under the Contract. The Insured is the Owner, unless a different Owner is named in the application. The Owner may by Written Notice name a contingent Owner or a new Owner while the Insured is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner, who will become the Owner if the Owner dies. The Owner may also be ch anged prior to the Insured's death by Written Notice satisfactory to us. A change in Owner may have tax consequences. See "Tax Considerations," page 47.

Free Look Right to Cancel Contract

You may cancel your Contract for a refund during your "free-look" period. This period expires 10 days after you receive your Contract, 45 days after your application is signed, or 10 days after Kansas City Life mails or delivers a cancellation notice, whichever is latest. If you decide to cancel the Contract, you must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will b e deemed void from the beginning. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund premiums paid.

In addition, you may cancel an increase in Specified Amount that you have requested within 10 days after you receive the adjusted Contract, within 45 days after the date the application for the increased coverage is signed, or within 10 days after Kansas City Life mails or delivers the cancellation notice for the Specified Amount increase, whichever is latest. If you decide to cancel the increase in Specified Amount, you must return the adjusted Contract by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the increase will be deemed void from the beginning. Within seven calendar days after Kansas City Life receives the adjusted contract, any ch arges attributable to the increase will be returned to your Contract Value.

Premiums

The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the Initial Specified Amount, any supplemental and/or rider benefits and the Planned Periodic Premium payments y ou propose to make. See "Planned Periodic Premiums," below. Consult your Kansas City Life agent for information about the initial premium required for the coverage you desire.

Additional unscheduled premium payments can be made at any time while the Contract is in force. Kansas City Life has the right to limit the number (except in Texas) and amount of such premium payments.

In addition, total premiums paid may not exceed premium limitations for life insurance set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will notify you if a premium payment exceeds this limit and will cause the Contract to violate the definition of insurance. You may choose to take a refund of the portion of the premium payment that is determined to be in excess of the guideline premium limit or you may submit an application to modify the Contract so it continues to qualify as a contract for life insurance. Modifying the Contract may require evidence of insurability. See "Tax Considerations," page 47.

Your Contract may become a modified endowment contract if premiums paid exceed the "7-Pay Test" as set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will attempt to notify you on a timely basis if, based on Kansas City Life's interpretation of the relevant tax rules, your Contract is in jeopardy of becoming a modified endowment contract. See "Tax Considerations," page 47.

Also, Kansas City Life reserves the right to require satisfactory evidence of insurability prior to accepting unscheduled premiums. See "Net Premium Allocations and Crediting," page 20.

Lastly, no premium payment will be accepted after the Maturity Date.

Premium payments must be made by check payable to Kansas City Life Insurance Company or by any other method that Kansas City Life deems acceptable. A loan repayment must be clearly marked as such or it will be credited as a premium. See "Loan Repayment," page 32.


        Planned Periodic Premiums. When applying for a Contract, you select a plan for paying level premium payments monthly, quarterly, semi-annually or annually. If you elect, Kansas City Life will also arrange for payment of Planned Periodic Premiums on a monthly or quarterly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a Planned Periodic Premium entirely. (See, however, "Premium Payments to Prevent Lapse," page 19, and "Guaranteed Payment Period and Guaranteed Monthly Premium," below.) Each premium after the initial premium must be at least $25. Subject to the limits described above, you can change the amount and frequency of Planned Periodic Premiums at any time. However, Kansas City Life reserves the right to limit the amount of a premium payment or the total premium payments paid, as discussed above.

        Guaranteed Payment Period and Guaranteed Monthly Premium. A Guaranteed Payment Period is the period during which Kansas City Life guarantees that the Contract will not lapse if the amount of total premiums paid is greater than or equal to th e sum of: (1) the accumulated Guaranteed Monthly Premiums in effect on each prior Monthly Anniversary Day, and (2) an amount equal to the sum of any partial surrenders taken and Indebtedness under the Contract. The Guaranteed Payment Periods are five years following the Contract Date and five years following the effective date of an increase in the Specified Amount.
The Guaranteed Monthly Premium is shown in the Contract. The per $1,000 Guaranteed Monthly Premium factors for the Specified Amount vary by risk class, issue Age, and sex. Additional premiums for substandard ratings and supplemental and/or rider be nefits are included in the Guaranteed Monthly Premium. However, upon a change to the Contract, Kansas City Life will recalculate the Guaranteed Monthly Premium and will notify you of the new Guaranteed Monthly Premium and amend your Contract to refl ect the change.

        Premium Payments Upon Increase in Specified Amount. A new Guaranteed Payment Period begins on the effective date of an increase in Specified Amount. You will be notified of the new Guaranteed Monthly Premium for this period. Depending on the Contract Value at the time of an increase in the Specified Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of Planned Periodic Premiums may be advisable. See "Changes in Specified Amount," page 30.

Premium Payments to Prevent Lapse

Failure to pay Planned Periodic Premiums will not necessarily cause a Contract to lapse. Conversely, paying all Planned Periodic Premiums will not guarantee that a Contract will not lapse. The conditions that will result in your Contract lapsing will vary, as follows, depending on whether a Guaranteed Payment Period is in effect.

        During the Guaranteed Payment Period. A grace period starts if on any Monthly Anniversary Day the Cash Surrender Value is less than the amount of the Monthly Deduction and the accumulated premiums paid as of the Monthly Anniversary Day are l ess than required to guarantee the Contract will not lapse during the Guaranteed Payment Period. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page 19.

The premium required to keep the Contract in force will be an amount equal to the lesser of: (1) the amount to guarantee the Contract will not lapse during the Guaranteed Payment Period less the accumulated premiums paid; and (2) an amount sufficient to provide a Cash Surrender Value equal to three Monthly Deductions.

        After the Guaranteed Payment Period. A grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A premium sufficient to provide a Cash Surrender Value equal to three Monthly Deductions must be paid during the grace period to keep the Contract in force.

        Grace Period. The grace period is a 61-day period to make a premium payment sufficient to prevent lapse. See "Premium Payments to Prevent Lapse," page 19. Kansas City Life will send notice of the amount required to be paid during the grace period to your last known address and the address of any assignee of record. The grace period will begin when the notice is sent. Your Contract will remain in force during the grace period. If the Insured should die during the grace period, the De ath Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death (and for any Indebtedness). See "Amount of Death Benefit Pro ceeds," page 29. If the grace period premium payment has not been paid before the grace period ends, your Contract will lapse. It will have no value and no benefits will be payable.
See "Reinstatement," page 45.

A grace period also may begin if Indebtedness becomes excessive. See "Loan Repayment; Effect if Not Repaid," page 32.

Premium Allocations and Crediting

In the Contract application, you specify the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of your allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which premiums may be allocated. (In Texas we cannot limit the number of subaccounts.) You can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. Changes in your allocation may also be made by telephone if the appropriate election has been made at the time of application or proper authorization has been provided to us. See "Telephone Transfer, Premium Allocation and Loan Privileges," page 51. The change will apply to the premium payments received with or after receipt of your notice.


On the Allocation Date, the initial Net Premium will be allocated to the Federated Prime Money Fund II Subaccount. If any additional premiums are received before the Reallocation Date, the corresponding Net Premiums also will be allocated to the Federated Prime Money Fund II Subaccount. On the Reallocation Date the Contract Value in the Federated Prime Money Fund II Subaccount will be allocated to the Subaccounts and to the Fixed Account as requested. See "Determining the Contract Value," page 28.


Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Period they are received at our Home Office, except if additional underwriting is required. Premium payments requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, Kansas City Life will return the prem ium payment immediately, without any adjustment for investment experience.

Transfer Privilege

After the Reallocation Date and prior to the Maturity Date, you may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of the amount in the Fixed Account to the Subaccount(s), subject to the following restrictions. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account.

We will make the transfer on the Valuation Day that we receive Written Notice requesting such transfer. Transfers may also be made by telephone if the appropriate election has been made at the time of application or proper authorization has been provided to use. See "Telephone Transfer, Premium Allocation and Loan Privileges," page 53. There is no limit on the number of transfers that can be made between Subaccounts or to the Fixed Account.
However, only one transfer may be mad e from the Fixed Account each Contract Year. See "Transfers from Fixed Account," page 23, for restrictions. The first six transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. We will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Notice or telephone request, is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to your instructions.

        Special Transfer Right. During the first 24 Contract Months following the Contract Date and during the first 24 Contract Months following the effective date of an increase to the Specified Amount, the Owner may exercise a one-time Special Transfer Right by requesting that all or a portion of the Variable Account Value be transferred to the Fixed Account. Exercise of the Special Transfer Right does not count toward the six transfers that are permitted each Contract Year without imposing the Transfer Processing Fee, and is not subject to a Transfer Processing Fee.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Plan will result in a gain.

At least $250 must be transferred from the Federated Prime Money Fund II Subaccount each month. The required amounts may be allocated to the Federated Prime Money Fund II Subaccount through initial or subsequent premium payments or by transferring a mounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. The election form allows you to specify the number of months for the Dollar Cost Averaging Plan to be in effect. Dollar cost averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date or the date you request. Dollar cost averaging w ill terminate at the completion of the designated number of months, or when the value of the Federated Prime Money Fund II Subaccount is completely depleted, or the day we receive Written Notice instructing us to cancel the Dollar Cost Averaging Plan .


Transfers made from the Federated Prime Money Fund II Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.

Portfolio Rebalancing Plan

You may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which t he Portfolio Rebalancing Plan commences. If elected, this plan automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. If the Dollar Cost Averaging Plan has been elected and has not been completed, the Portfolio Rebalancing Plan will commence on the Monthly Anniversary Day following the termination of the Dollar Co st Averaging Plan.

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate w hen you request any transfer or the day we receive Written Notice instructing us to cancel the Portfolio Rebalancing Plan. If the Contract Value is negative at the time portfolio rebalancing is scheduled, the re-distribution will not be completed.

FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of the Net Premiums and transfer some or all of the Variable Account Value to the Fixed Account, which is part of our General Account and pays interest at declared rates guaranteed for each calendar year (subject to a min imum interest rate we guarantee to be 4%). Our General Account supports our insurance and annuity obligations.

The portion of the Contract Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of our General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

Fixed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. We intend to credit Fixed Account Value with current rates in excess of the minimum guarantee but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the Fixe d Account Value will be credited with different interest rates, based upon the date amounts are allocated into the Fixed Account. While we may change the interest rate credited to allocations from Net Premiums or transfers at any time, the interest rate credited to amounts allocated to the Fixed Account and accrued interest thereon will not change more often than once per year. Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 4% per year wil l be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the Fixed Account for the Monthly Deduction, surrenders, transfers to the Subaccounts, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a year (except for the year in which such amount is received or transferred).

Calculation of Fixed Account Value

Fixed Account Value at any time is equal to amounts allocated or transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from Fixed Account

One transfer each Contract Year is allowed from the Fixed Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case we will transfer the entire amount.

Payment Deferral

We reserve the right to defer payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date of receipt of the Written Notice for the partial or full surrender or transfer.

CHARGES AND DEDUCTIONS

Premium Expense Charge

A 2.25% charge for state and local premium taxes and administrative expenses is deducted from each premium payment. The state and local premium tax charge reimburses Kansas City Life for premium taxes and related administrative expenses associated with the Contracts.

Monthly Deduction

On the Allocation Date, Kansas City Life will deduct Monthly Deductions for the Contract Date and each Monthly Anniversary that have occurred prior to the Allocation Date. See "Applying for Contract," page 16. Subsequent Monthly Deductions will be made as of each Monthly Anniversary Day thereafter. Your Contract Date is the date used to determine your Monthly Anniversary Day. The Monthly Deduction consists of (1) cost of insurance charges, (2) administration fees (the "Monthly Expense Charge "), and (3) any charges for supplemental and/or rider benefits, as described below. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

        Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the net amount at risk for that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (see "Coverage Options," page 29), discounted with one month of interest and the Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the monthly equivalent of 4% per year.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insured's Age, sex, number of completed Contract Years, specified amount and risk class, and therefore varies from time to time. Kansas City Life currently places Insureds in the following classes, based on underwriting:
Standard Smoker, Standard Nonsmoker, or Preferred Nonsmoker. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Smoker or Standard Nonsmoker classes. Standard Nonsmoker rates are available for Issue Ages 0-80. Standard Smoker and Preferred Nonsmoker rates are available for Issue Ages 15-80.

The cost of insurance rate for an increase in Specified Amount will be determined on each Monthly Anniversary Day and is based on the Insured's Age, sex, number of completed Contract Years, and risk class.

Kansas City Life places the Insured in a risk class when the Contract is given underwriting approval, based on Kansas City Life's underwriting of the application. When an increase in Specified Amount is requested, Kansas City Life conducts underwrit ing before approving the increase (except as noted below) to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, the lower rates will apply to t he entire Specified Amount. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Specified Amount, and the existing risk class will continue to apply to th e existing Specified Amount.

Kansas City Life does not conduct underwriting for an increase in Specified Amount if the increase is requested as part of a conversion from a term contract or on exercise of the Option to Increase Specified Amount Rider. See "Supplemental and/or Rider Benefits," page 45. In the case of a term conversion, the risk class that applies to the increase will be based on the provisions of the term contract. In the case of an increase under the Option to Increase Specified Amount Rider, the Insured' s risk class for an increase will be the class in effect on the initial Specified Amount at the time that the increase is elected.

The net amount at risk associated with a Specified Amount increase is determined by the percentage that the Specified Amount increase bears to the Contract's total Specified Amount immediately following the increase. The resulting percentage is the part of the Contract's total net amount at risk that is attributed to the Specified Amount increase. The remaining percentage of the Contract's total net amount at risk is attributed to the existing Specified Amount. (For example, if the Contract's Specified Amount is increased by $100,000 and the total Specified Amount is $250,000, then 40% of the total net amount at risk is attributed to the Specified Amount increase.) On each Monthly Anniversary Day, the net amount at risk used to determin e the cost of insurance charge associated with the Specified Amount increase is the Contract's total net amount of risk at that time, multiplied by the percentage calculated as described above. This percentage remains fixed until the Specified Amoun t is changed.

Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Contracts. The guaranteed rates for standard and preferred class es are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Kansas City Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract. Current cost of insurance rates will be determined based on Kansas City Life's expectations as to future mortality experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are lower than guaranteed rates for an Insured of the same age, sex and smoking class in a substandard class.

        Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Cost of insurance rates for Contracts generally distinguish between males and females. Thus, premium payments and benefits under Contracts covering males and femal es of the same age will generally differ. (In some states, the cost of insurance rates do not vary by sex.)

Kansas City Life does, however, also offer Contracts that do not distinguish between males and females if required by state law. Employers and employee organizations considering purchase of a Contract should consult with their legal advisors to determine whether purchase of a Contract based on sex-distinct cost of insurance rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Kansas City Life will offer to such prospective purchasers Contracts with cost of insurance rates that do not distinguish between males and females.

Monthly Expense Charge

Kansas City Life will begin deducting the Monthly Expense Charge from the Contract Value as of the Contract Date. See "Applying for a Contract," page 16. Thereafter, Kansas City Life will deduct a Monthly Expense Charge from the Contract Value as o f each Monthly Anniversary Day. The Monthly Expense Charge is made up of two parts:

        (1) a maintenance charge which is a level monthly charge which applies in all years. The maintenance charge is guaranteed not to exceed $6.00.
        (2) an acquisition charge which is a charge of $20 per Contract Month for the first Contract Year and $20 per Contract Month for 12 months following the effective date of an increase in Specified Amount.

The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements. Should the guaranteed charges prove to be insufficient, the Company will not increase the charges above such guaranteed levels and will incur the loss.

        Supplemental and/or Rider Benefit Charges. See "Supplemental and/or Rider Benefits," page 45.

Daily Mortality and Expense Risk Charge

Kansas City Life deducts a daily charge from assets in the Subaccounts attributable to the Contracts. This charge does not apply to Fixed Account assets attributable to the Contracts. The current charge is at an annual rate of 0.90% of net assets, and is guaranteed not to increase for the duration of a Contract.

The mortality risk Kansas City Life assumes is that the Insureds under the Contracts may die sooner than anticipated and therefore Kansas City Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Kansas City Life assumes is that expenses incurred in issuing and administering the Contracts and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Contracts.

Transfer Processing Fee

The first six transfers during each Contract Year are free. We will assess a $25 Transfer Processing Fee for each additional transfer during such Contract Year. For the purpose of assessing the fee, we will consider each written or telephone reques t seeking a transfer to be one transfer, regardless of the number of accounts affected by the transfer. We will deduct the Transfer Processing Fee from the amount being transferred or from the remaining Contract Value, according to your instructions . We do not expect a profit from this fee.

Surrender Charge

During the first fifteen Contract Years, a Surrender Charge will be deducted from the Contract Value if the Contract is completely surrendered or lapses or the Specified Amount is reduced (including when a partial surrender reduces the Specified Amou nt). The Surrender Charge is the sum of two parts, the Deferred Sales Load and the Deferred Administrative Expense. The total Surrender Charge will not exceed the maximum Surrender Charge set forth in your Contract. An additional Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from a Specified Amount increase, starting with the effective date of the increase.

Any Surrender Charge deducted upon lapse is credited back to the Contract Value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Contract was lapsed will not count.

        Deferred Sales Load. The Deferred Sales Load is 30% of actual premiums paid up to a maximum premium amount shown in the Contract. The maximum premium amount shown in the Contract is based on the issue Age, sex, Specified Amount, and smoking class applicable to the Insured. If you increase the Contract's Specified Amount, a separate Deferred Sales Load will apply to the Specified Amount increase, based on the Insured's Age, sex, and smoking class at the time of the increase.

The Deferred Sales Load in the first nine years of the Surrender Charge period is 30% of actual premiums paid up to the maximum premium amount shown in the Contract. After the ninth year of the Surrender Charge Period, the Deferred Sales Load declines until it reaches 0% in the fifteenth year of the Surrender Charge period.

Notwithstanding the sales load applicable during a Surrender Charge period, the Deferred Sales Load that applies during the first two years of a Surrender Charge period may not exceed 30% of premiums paid up to the first "SEC guideline annual premium ," 10% of premiums paid in excess of the first guideline annual premium and up to the second SEC guideline annual premium, and 9% of premium payments made in excess of two guideline annual premiums. An "SEC guideline annual premium" is a hypothetica l level amount that would be payable through the Maturity Date for the benefits provided under the Contract, assuming cost of insurance rates based on the 1980 Commissioners Standard Ordinary Mortality Tables, net investment earnings under the Contra ct at an effective annual rate of 5%, and sales and other charges imposed under the Contract.

The purpose of the Deferred Sales Load is to reimburse Kansas City Life for some of the expenses incurred in the distribution of the Contracts.

        Deferred Administrative Expense. The Table below shows the Deferred Administrative Expense deducted if the Contract is completely surrendered or lapses or if the Specified Amount is reduced (including when a partial surrender reduces the Specified Amount) during the first fifteen Contract Years or during the fifteen years following an increase in Specified Amount. The Deferred Administrative Expense is an amount per $1,000 of Specified Amount and will grade down to zero at the end of fifteen years.

Table of Deferred Administrative Expenses per $1,000 of Specified Amount

                                End of Year*    Deferred Administrative Expense

                                     1-5                       $5.00
                                      6                         4.50
                                      7                         4.00
                                      8                         3.50
                                      9                         3.00
                                     10                         2.50
                                     11                         2.00
                                     12                         1.50
                                     13                         1.00
                                     14                         0.50
                                     15                         0.00

* End of year means number of completed Contract Years or number of completed years following an increase in Specified Amount.

After the fifth year, the Deferred Administrative Expense between years will be pro-rated monthly. The charge for the first five years will be level.

The Deferred Administrative Expense partially covers the administrative costs of underwriting and issuing the Contracts, processing surrenders, lapses, and reductions in Specified Amount, as well as legal, actuarial, systems, mailing, and other overhead costs connected with Kansas City Life's variable life insurance operations.

Partial Surrender Fee

Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount. Kansas City Life does not anticipate making a profit on this charge.

Fund Expenses

The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. See the prospectuses for the Funds or Portfolios.

Cost of Additional Benefits Provided by Riders

The cost of additional benefits provided by riders is part of the Monthly Deduction and is charged to the Contract Value on the Monthly Anniversary Day.

Bonus on Contract Value in the Variable Account

A bonus may be credited to the Contract on each Monthly Anniversary Day beginning in the eleventh Contract Year. The monthly bonus equals 0.0375% (0.45% on an annualized basis) of the Contract Value in each Subaccount of the Variable Account at the end of each Contract Month. The bonus is not guaranteed and will be paid in Kansas City Life's sole discretion.

Reduced Charges for Eligible Groups


The sales charge and administration charges otherwise applicable may be reduced with respect to Contracts issued to a class of associated individuals or to a trustee, employer or similar entity where Kansas City Life anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. These reductions will be made in accordance with our rules in effect at the time of the application for a Contract. The factors we will consider in determining the eligibility of a particular group for reduced charges and the level of the reduction are as follows: the nature of the association and its organizational framework, the method by which sales will be made to the members of the class, the facilit y with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks, the anticipated persistency of the Contract, the size of the class of associated individuals and the numb er of years it has been in existence and any other such circumstances which justify a reduction in sales or administrative expenses. Any reduction will be reasonable and will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interests of any Contract holder.

Other Tax Charge

Kansas City Life does not currently assess a charge for any taxes other than state premium taxes incurred as a result of the operations of the Subaccounts of the Variable Account. We reserve the right, however, to assess a charge for such taxes agai nst the Subaccounts if we determine that such taxes will be incurred.

HOW YOUR CONTRACT VALUES VARY

There is no minimum guaranteed Contract Value or Cash Surrender Value. These values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Contract Valu e. If the Cash Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction to be deducted on that date (see "Premium Payments To Prevent Lapse," page 19) and the Guaranteed Payment Period is not then in effect, the Contract will be in default and a grace period will begin. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page 19, and "Grace Period," page 20.

Determining the Contract Value

On the Allocation Date, the Contract Value is equal to the initial Net Premium less the Monthly Deductions deducted from the Contract Date. On each Valuation Day thereafter, the Contract Value is the aggregate of the Subaccount Values and the Fixed Account Value (including the Loan Account Value). The Contract Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, partial surrenders, loans and loan repayments.

        Subaccount Values. When you allocate an amount to a Subaccount, either by Net Premium payment allocation or transfer, your Contract is credited with accumulation units in that Subaccount. The number of accumulation units is determined by di viding the amount allocated to the Subaccount by the Subaccount's accumulation unit value for the Valuation Day when the allocation is effected.

The number of Subaccount accumulation units credited to your Contract will increase when Net Premium payments are allocated to the Subaccount and when amounts are transferred to the Subaccount. The number of Subaccount accumulation units credited to a Contract will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a loan is made, an amount is transferred from the Subaccount, or a partial surrender, including the Partial Surrender Fee, is taken from the S ubaccount.

        Accumulation Unit Values. A Subaccount's accumulation unit value varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Day to the next. The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for a Subaccount for the prior valuation period by the net investment factor for the Subaccount for the current valuation period.

        Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Day to the next. It is based on the change in net asset value of the Fund shares held by the Subaccou nt, and reflects any gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and the daily mortality and expense risk charge.

        Fixed Account Value. On any Valuation Day, the Fixed Account Value of a Contract is the total of all Net Premium payments allocated to the Fixed Account, plus any amounts transferred to the Fixed Account (including amounts transferred in con nection with Contract loans), plus interest credited on such Net Premium payments and amounts transferred, less the amount of any transfers from the Fixed Account, less the amount of any partial surrenders, including the Partial Surrender Fee, taken from the Fixed Account, and less the pro-rata portion of the Monthly Deduction deducted from the Fixed Account.

        Loan Account Value. On any Valuation Day, if there have been any Contract loans, the Loan Account Value is equal to amounts transferred to the Loan Account from the Subaccounts and from the unloaned value in the Fixed Account as collateral for Contract loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account as Indebtedness is repaid.

Cash Surrender Value

The Cash Surrender Value on a Valuation Day is the Contract Value reduced by any applicable Surrender Charges and any Indebtedness. Cash Surrender Value is used to determine whether a partial surrender may be taken, whether Contract loans may be tak en, and whether a grace period starts. See "Premium Payments to Prevent Lapse," page 19. It is also the amount that is available upon full surrender of the Contract. See "Surrendering the Contract for Cash Surrender Value," page 33.

DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT

As long as the Contract remains in force, Kansas City Life will pay the Death Benefit proceeds upon receipt at the Home Office of proof of the Insured's death that Kansas City Life deems satisfactory. Kansas City Life may require return of the Contract. The Death Benefit proceeds will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid," page 44) or, if elected, under a payment option (see "Payment Options," page 34). The Death Benefit proceeds will be paid to the Beneficiary. See "Selecting and Changing the Beneficiary," page 31.

Amount of Death Benefit Proceeds

The Death Benefit proceeds are equal to the sum of the Death Benefit under the Coverage Option selected calculated on the date of the Insured's death, plus any supplemental and/or rider benefits, minus any Indebtedness on that date and, if the date o f death occurred during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Contract" and "Misstatement of Age or Sex," pa ge 44.

If part or all of the Death Benefit is paid in one sum, Kansas City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

Coverage Options

The Contract Owner may choose one of two Coverage Options, which will be used to determine the Death Benefit. Under Option A, the Death Benefit is the greater of the Specified Amount or the Applicable Percentage (as described below) of Contract Valu e on the date of the Insured's death. Under Option B, the Death Benefit is the greater of the Specified Amount plus the Contract Value on the date of death, or the Applicable Percentage of the Contract Value on the date of the Insured's death.

If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option A, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option B, the Death Benefit will vary directly with the investment performance of the Contract Value. To see how and when investment performance may begin to affect the Death Benefit, see the illustrations beginning on page 36.

The "Applicable Percentage" is 250% when the Insured has attained Age 40 or less, and decreases each year thereafter to 100% when the Insured has attained Age 95.

Initial Specified Amount and Coverage Option

The Initial Specified Amount is set at the time the Contract is issued. You may change the Specified Amount from time to time, as discussed below. You select the Coverage Option when you apply for the Contract. You also may change the Coverage Opt ion, as discussed below.

Changes in Coverage Option

We reserve the right to require that no change in Coverage Option occur during the first Contract Year and that no more than one change in Coverage Option be made in any 12-month period. After any change, the Specified Amount must be at least $100,0 00 for issue Ages 0-49 and $50,000 for issue Ages 50-80. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Kansas City Life receives and accepts the request. Kansas City Life may require satisfactory evidence of insurability.


When a change from Option A to Option B is made, the Specified Amount after the change is effective will be equal to the Specified Amount before the change.
The Death Benefit will increase by the Contract Value on the effective date of the change. When a change from Option B to Option A is made, the Specified Amount after the change will be equal to the Specified Amount before the change is effected plus the Contract Value on the effective date of the change. Kansas City Life may require sati sfactory evidence of insurability.

Changes in Specified Amount

You may request a change in the Specified Amount. We reserve the right to require that the Contract be in force for one Contract Year before a change in Specified Amount; and, we reserve the right to only allow one change in Specified Amount every t welve Contract Months. If a change in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Contract as a life insurance contract, Kansas City Life will refund, aft er the next Monthly Anniversary, to the Owner the amount of such excess above the premium limitations.

Kansas City Life reserves the right to decline a requested decrease in the Specified Amount if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the Contract, or if to effect the requested decrease, payments to the Owner would have to be made from the Contract Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Surrender Value under the Contract.

The Specified Amount after any decrease must be at least $100,000 for Contracts that were issued at issue Ages 0-49 and $50,000 for Contracts that were issued at issue Ages 50-80. A decrease in Specified Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

Decreasing the Specified Amount of the Contract may have the effect of decreasing monthly Cost of Insurance Charges. However, if the Specified Amount is decreased, a Surrender Charge will apply. See "Surrender Charge," page 26.

Any increase in the Specified Amount must be at least $25,000 and an application must be submitted. (In Pennsylvania and Texas an increase in the Specified Amount must be at least $100,000 for ages 0-49 and $50,000 for ages 50-80 and an application must be submitted.) Kansas City Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time. A change in Planned Periodic Premiums may be advisable. See "Premium Payments Upon Increase in Specified Amount," page 19.

The increase in Specified Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. A new Guaranteed Payment Period will begin on the effective date of the increa se and will continue for five years. The Contract's Guaranteed Monthly Premium will be recalculated to reflect the increase. If a Guaranteed Payment Period is in effect, the Contract's Guaranteed Monthly Premium amount will also generally be increa sed. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page 19 and "Premium Payments Upon Increase in Specified Amount," page 19.

An increase in Specified Amount may be canceled by the Owner in accordance with the Contract's "free look" provisions. In such case, the amount refunded will be limited to those charges that are attributable to the increase. See "Free Look Right to Cancel Contract," page 18.

A new Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from an increase in Specified Amount, starting with the effective date of the increase. (See "Surrender Charge," page 26). After an increase, Kansas City Life will, for purposes of calculating Surrender Charges, attribute a portion of each premium payment you make to the Specified Amount increase, even if you do not increase the amount or frequency of your pre miums. Net premiums are allocated based upon the proportion that the SEC guideline annual premium for the Initial Specified Amount and each increase bears to the total SEC guideline annual premium for the Contract.

For purposes of calculating Surrender Charges and cost of insurance charges, any Specified Amount decrease will be used to reduce any previous Specified Amount increase then in effect, starting with the latest increase and continuing in the reverse o rder in which the increases were made. If any portion of the decrease is left after all Specified Amount increases have been reduced, it will be used to reduce the Initial Specified Amount.

Selecting and Changing the Beneficiary

You select the Beneficiary in your application. You may later change the Beneficiary in accordance with the terms of the Contract. The Primary Beneficiary, or, if the Primary Beneficiary is not living, the Contingent Beneficiary, is the person entitled to receive the Death Benefit proceeds under the Contract. If the Insured dies and there is no surviving Beneficiary, the Owner will be the Beneficiary. If a Beneficiary is designated as irrevocable, then the Beneficiary's consent must be obtained to change the Beneficiary.

CASH BENEFITS

Contract Loans

Prior to the death of the Insured, you may borrow against your Contract at any time by submitting a Written Request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. Loans may also be made by telephone if the appropriate election has been made at the time of application or proper authorization has been provided to us. See "Telephone Transfer, Premium Allocation, and Loan Privileges," page 51. The maximum loan amount is equal to the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Outstanding loans reduce the amount available for new loans. Contract loans will be processed as of the date your written req uest is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid," page 44.

        Interest. Kansas City Life will charge interest on any Indebtedness at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the in terest is added to the loan and becomes part of the Indebtedness.

        Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. Thus, a loan will have no immedia te effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to th e total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interes t will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

The Loan Account will be credited with interest at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on Indebtedness a nd the amount credited to the Loan Account). Interest earned on the Loan Account will be added to the Fixed Account.

        Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be made. The maximum amount available for a preferred loan is the Contract Value less premiums paid and may not exceed the maximum loan amount. The amo unt in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. Thus, the net cost of the preferred loan is 0.0% per year. The preferred loan provision is not guaranteed.

        Loan Repayment. You may repay all or part of your Indebtedness at any time while the Insured is living and the Contract is in force. Each loan repayment must be at least $50.00. Loan repayments must be sent to the Home Office and will be cr edited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium. (Loan repayments, unlike unscheduled premium payments, are not subject to Premium Expense Charges.) When a loan repaym ent is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Thus, a loan repayment will have no immediate effect on the Cont ract Value, but the Cash Surrender Value will be increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.


        Effect of Contract Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Contract values because the investment results of the Subaccounts of the Variable Account and current interest rates credited on Contract Value in the Fixed Account will apply only to the non-loaned portion of the Contract Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited intere st rates for the unloaned value in the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Contract loans may increase the potential for lapse if investment results of the Subaccounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Contract to terminate. See "Tax Considerations," page 47, for a discussion of the tax treatment of policy loans, and the adverse tax consequences if a Contract lapses with loans outstanding. In particular, if your Contract is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. In addition, interest paid on Contract Loans generally is not tax deductible.


If the Death Benefit becomes payable while a loan is outstanding, the Indebtedness will be deducted in calculating the Death Benefit proceeds. See "Amount of Death Benefit Proceeds," page 29.


If the Loan Account Value exceeds the Contract Value less any applicable Surrender Charge on any Valuation Day, the Contract will be in default. You, and any assignee of record, will be sent notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse," page 19.

Surrendering the Contract for Cash Surrender Value

You may surrender your Contract at any time for its Cash Surrender Value by submitting a written request to the Home Office. Kansas City Life may require return of the Contract. A Surrender Charge may apply. See "Surrender Charge," page 26. A sur render request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid," page 44. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. See "Payment Options," page 34. Your Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations," page 47.


(In Texas, if a surrender is requested within 31 days after a Contract Anniversary, the Cash Surrender Value applicable to the Fixed Account Value will not be less than the Cash Surrender Value applicable to the Fixed Account on that anniversary, less any policy loans or partial surrenders made on or after such Anniversary.)


Partial Surrenders

You may make partial surrenders under your Contract at any time subject to the conditions below. You must submit a written request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. See "Partial Surrender Fee," page 27. This charge will be deducted from your Contract Value along with the amount requested to be surrendered and will be considered part of the surrender (together, "partial surrender amount"). As of the date Kansas City Life receives a written request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.

When you request a partial surrender, you can direct how the partial surrender amount will be deducted from your Contract Value in the Subaccounts and Fixed Account. If you provide no directions, the partial surrender amount will be deducted from yo ur Contract Value in the Subaccounts and Fixed Account on a pro-rata basis. See "Minimum Guaranteed and Current Interest Rates," page 22. Partial surrenders may have adverse tax consequences. See "Tax Considerations," page 47.

If Coverage Option A is in effect, Kansas City Life will reduce the Specified Amount by an amount equal to the partial surrender amount, less the excess, if any, of the Death Benefit over the Specified Amount at the time the partial surrender is made . If the partial surrender amount is less than the excess of the Death Benefit over the Specified Amount, the Specified Amount will not be reduced. Kansas City Life reserves the right to reject a partial surrender request if the partial surrender wo uld reduce the Specified Amount below the minimum amount for which the Contract would be issued under Kansas City Life's then-current rules, or if the partial surrender would cause the Contract to fail to qualify as a life insurance contract under ap plicable tax laws, as interpreted by Kansas City Life. If a partial surrender does result in a reduction of the Specified Amount, a Surrender Charge will apply as described in "Changes in Specified Amount," page 30.

Partial surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid," page 44.

Maturity Benefit

The Maturity Date is the Contract Anniversary next following the Insured's 95th birthday. If the Contract is still in force on the Maturity Date, the Maturity Benefit will be paid to you. The Maturity Benefit is equal to the Cash Surrender Value on the Maturity Date.

Payment Options

The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. All of these options are forms of fixed-benefit a nnuities which do not vary with the investment performance of a separate account. Any agent authorized to sell this Contract can further explain these options upon request.


You may apply proceeds of $2,000 ($2,000 minimum may not apply in some states) or more which are payable under this Contract to any of the following options:

        Option 1 - Interest Payments. We will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually . The proceeds and any unpaid interest may be withdrawn in full at any time.

        Option 2 - Installments of a Specified Amount. We will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by ad ditional interest. The present value of any unpaid installments may be withdrawn at any time.

        Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

        Option 4 - Life Income. We will pay an income during the payee's lifetime. A minimum guaranteed payment period may be chosen. Payments received under the Installment Refund Option will continue until the total income payments received equal the proceeds applied.

        Option 5 - Joint and Survivor Income. We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

        Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2,000. If payments are less than $50, payments may be made less frequently at Kansas City Life's option.

If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.

Specialized Uses of the Contract

Because the Contract provides for an accumulation of cash value as well as a death benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain r isks. For example, if the investment performance of Subaccounts to which Variable Account Value is allocated is poorer than expected or if sufficient premiums are not paid, the Contract may lapse or may not accumulate sufficient Variable Account Val ue to fund the purpose for which the Contract was purchased. Partial surrenders and Contract loans may significantly affect current and future Contract Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Subaccount investment per formance and the amount of a Contract loan, the loan may cause a Contract to lapse. Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract for a specialized purpose a purchaser should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may have tax consequences. See "Tax Considerations" on page 47.

ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES, DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Contract change with investment performance over an extended period of time. The tables illustrate how Contract Values, Cash Surrender Values and Death B enefits under a Contract covering an Insured of a given age on the Contract Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6 % and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premiums accumulated at 5% interest compo unded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Contract may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing interest rates and rates of inflation. These illustrations assume that Net Premiums are allocated equally among the 14 Subaccounts available under the Contract, and that no amounts are allocated to the Fixed Account. These illustrations also assume that no Contract loans have been made and that the premium is paid at the beginning of each Contract Year. Values would be different if the premiums are paid with a different frequency or in different amounts.


The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after tax return of the selected Portfolios. The tables assume an average annual expense ratio of .92% of the average dai ly net assets of the Portfolios available under the Contracts. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effect ive for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios accompanying this Prospectus.


In addition, the illustrations reflect the daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.90%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.81%, 4.14% and 10.09%, respectively.

The illustrations also reflect the deduction of the Premium Expense Charge and the Monthly Deduction. The Monthly Deduction includes the cost of insurance charge. Kansas City Life has the contractual right to charge higher guaranteed maximum charge s than its current cost of insurance charges. In addition, the bonus, which, if paid, would partially offset the Monthly Deduction beginning in the eleventh Contract Year, is not guaranteed and will be paid in Kansas City Life's sole discretion. Th e current cost of insurance charges and payment of the bonus beginning in the eleventh Contract Year and, alternatively, the guaranteed cost of insurance charges and nonpayment of the bonus, are reflected in separate illustrations on each of the foll owing pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Indebtedness or charges for supplemental and/or rider benefits.

The illustrations are based on Kansas City Life's sex distinct rates for nonsmokers. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assumed ifferent hypothetical rates of return than those illustrated in the following tables.


$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash      Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value                  Value


1           1,050       481         0       100,000     524      0  100,000     567       0   100,000
2           2,153     1,184       264       100,000   1,307    388  100,000   1,436     516   100,000
3           3,310     1,863       463       100,000   2,112    712  100,000   2,382     982   100,000
4           4,526     2,519       819       100,000   2,940  1,240  100,000   3,412   1,712   100,000
5           5,802     3,152     1,152       100,000   3,789  1,789  100,000   4,535   2,535   100,000
6           7,142     3,758     1,796       100,000   4,659  2,697  100,000   5,757   3,795   100,000
7           8,549     4,337     2,425       100,000   5,550  3,638  100,000   7,087   5,175   100,000
8          10,027     4,890     3,028       100,000   6,462  4,600  100,000   8,537   6,675   100,000
9          11,578     5,414     3,602       100,000   7,395  5,583  100,000  10,118   8,306   100,000
10         13,207     5,909     4,399       100,000   8,347  6,837  100,000  11,841  10,331   100,000
15         22,657     8,195     8,195       100,000  13,815 13,815  100,000  23,808  23,808   100,000
20         34,719     9,671     9,671       100,000  20,063 20,063  100,000  43,289  43,289   100,000
25         50,113     9,848     9,848       100,000  26,896 26,896  100,000  75,615  75,615   101,324
30         69,761     7,842     7,842       100,000  33,904 33,904  100,000 129,094 129,094   157,494

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash      Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value                   Value


1           1,050       481         0       100,000     524      0  100,000     567       0   100,000
2           2,153     1,184       264       100,000   1,307    388  100,000   1,436     516   100,000
3           3,310     1,863       463       100,000   2,112    712  100,000   2,382     982   100,000
4           4,526     2,519       819       100,000   2,940  1,240  100,000   3,412   1,712   100,000
5           5,802     3,152     1,152       100,000   3,789  1,789  100,000   4,535   2,535   100,000
6           7,142     3,758     1,796       100,000   4,659  2,697  100,000   5,757   3,795   100,000
7           8,549     4,337     2,425       100,000   5,550  3,638  100,000   7,087   5,175   100,000
8          10,027     4,890     3,028       100,000   6,462  4,600  100,000   8,537   6,675   100,000
9          11,578     5,414     3,602       100,000   7,395  5,583  100,000  10,118   8,306   100,000
10         13,207     5,909     4,399       100,000   8,347  6,837  100,000  11,841  10,331   100,000
15         22,657     7,888     7,888       100,000  13,375 13,375  100,000  23,142  23,142   100,000
20         34,719     8,784     8,784       100,000  18,664 18,664  100,000  40,854  40,854   100,000
25         50,113     7,936     7,936       100,000  23,676 23,676  100,000  69,271  69,271   100,000
30         69,761     4,184     4,184       100,000  27,467 27,467  100,000 115,592 115,592   141,022

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       480         0       100,480     523      0  100,523     566       0   100,566
2           2,153     1,180        80       101,180   1,303    203  101,303   1,432     332   101,432
3           3,310     1,856       456       101,856   2,104    704  102,104   2,372     972   102,372
4           4,526     2,507       807       102,507   2,924  1,224  102,924   3,395   1,695   103,395
5           5,802     3,132     1,132       103,132   3,765  1,765  103,765   4,505   2,505   104,505
6           7,142     3,729     1,767       103,729   4,622  2,660  104,622   5,709   3,747   105,709
7           8,549     4,297     2,385       104,297   5,497  3,585  105,497   7,017   5,105   107,017
8          10,027     4,837     2,975       104,837   6,389  4,527  106,389   8,436   6,574   108,436
9          11,578     5,346     3,534       105,346   7,296  5,484  107,296   9,976   8,164   109,976
10         13,207     5,823     4,313       105,823   8,217  6,707  108,217  11,647  10,137   111,647
15         22,657     7,975     7,975       107,975  13,412 13,412  113,412  23,062  23,062   123,062
20         34,719     9,220     9,220       109,220  19,041 19,041  119,041  40,932  40,932   140,932
25         50,113     9,019     9,019       109,019  24,526 24,526  124,526  68,683  68,683   168,683
30         69,761     6,473     6,473       106,473  28,690 28,690  128,690 111,465 111,465   211,465

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       480         0       100,480     523      0  100,523     566       0   100,566
2           2,153     1,180        80       101,180   1,303    203  101,303   1,432     332   101,432
3           3,310     1,856       456       101,856   2,104    704  102,104   2,372     972   102,372
4           4,526     2,507       807       102,507   2,924  1,224  102,924   3,395   1,695   103,395
5           5,802     3,132     1,132       103,132   3,765  1,765  103,765   4,505   2,505   104,505
6           7,142     3,729     1,767       103,729   4,622  2,660  104,622   5,709   3,747   105,709
7           8,549     4,297     2,385       104,297   5,497  3,585  105,497   7,017   5,105   107,017
8          10,027     4,837     2,975       104,837   6,389  4,527  106,389   8,436   6,574   108,436
9          11,578     5,346     3,534       105,346   7,296  5,484  107,296   9,976   8,164   109,976
10         13,207     5,823     4,313       105,823   8,217  6,707  108,217  11,647  10,137   111,647
15         22,657     7,663     7,663       107,663  12,962 12,962  112,962  22,379  22,379   122,379
20         34,719     8,312     8,312       108,312  17,590 17,590  117,590  38,376  38,376   138,376
25         50,113     7,075     7,075       107,075  21,158 21,158  121,158  61,825  61,825   161,825
30         69,761     2,876     2,876       102,876  22,005 22,005  122,005  95,701  95,701   195,701

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING CURRENT COST OF INSURANCE RATES
Female, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       503         0       100,000     546      0  100,000     590       0   100,000
2           2,153     1,226       337       100,000   1,352    463  100,000   1,483     594   100,000
3           3,310     1,925       525       100,000   2,180    780  100,000   2,456   1,056   100,000
4           4,526     2,600       900       100,000   3,030  1,330  100,000   3,515   1,815   100,000
5           5,802     3,251     1,455       100,000   3,904  2,108  100,000   4,669   2,873   100,000
6           7,142     3,875     2,129       100,000   4,800  3,054  100,000   5,925   4,179   100,000
7           8,549     4,473     2,777       100,000   5,717  4,021  100,000   7,294   5,598   100,000
8          10,027     5,044     3,398       100,000   6,658  5,012  100,000   8,786   7,140   100,000
9          11,578     5,589     3,993       100,000   7,623  6,027  100,000  10,417   8,821   100,000
10         13,207     6,110     4,780       100,000   8,613  7,283  100,000  12,199  10,869   100,000
15         22,657     8,699     8,699       100,000  14,498 14,498  100,000  24,774  24,774   100,000
20         34,719    10,801    10,801       100,000  21,612 21,612  100,000  45,542  45,542   100,000
25         50,113    12,281    12,281       100,000  30,196 30,196  100,000  80,234  80,234   107,513
30         69,761    12,739    12,739       100,000  40,418 40,418  100,000 137,593 137,593   167,863

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING GUARANTEED COST OF INSURANCE RATES
Female, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       503         0       100,000     546      0  100,000     590       0   100,000
2           2,153     1,226       337       100,000   1,352    463  100,000   1,483     594   100,000
3           3,310     1,925       525       100,000   2,180    780  100,000   2,456   1,056   100,000
4           4,526     2,600       900       100,000   3,030  1,330  100,000   3,515   1,815   100,000
5           5,802     3,251     1,455       100,000   3,904  2,108  100,000   4,669   2,873   100,000
6           7,142     3,875     2,129       100,000   4,800  3,054  100,000   5,925   4,179   100,000
7           8,549     4,473     2,777       100,000   5,717  4,021  100,000   7,294   5,598   100,000
8          10,027     5,044     3,398       100,000   6,658  5,012  100,000   8,786   7,140   100,000
9          11,578     5,589     3,993       100,000   7,623  6,027  100,000  10,417   8,821   100,000
10         13,207     6,110     4,780       100,000   8,613  7,283  100,000  12,199  10,869   100,000
15         22,657     8,303     8,303       100,000  13,956 13,956  100,000  23,995  23,995   100,000
20         34,719     9,670     9,670       100,000  19,914 19,914  100,000  42,752  42,752   100,000
25         50,113    10,001    10,001       100,000  26,461 26,461  100,000  73,237  73,237   100,000
30         69,761     8,824     8,824       100,000  33,469 33,469  100,000 122,844 122,844   149,870

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING CURRENT COST OF INSURANCE RATES
Female, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       502         0       100,502     545      0  100,545     589       0   100,589
2           2,153     1,223       137       101,223   1,348    262  101,348   1,479     394   101,479
3           3,310     1,918       518       101,918   2,172    772  102,172   2,447   1,047   102,447
4           4,526     2,588       888       102,588   3,017  1,317  103,017   3,498   1,798   103,498
5           5,802     3,233     1,437       103,233   3,882  2,086  103,882   4,641   2,845   104,641
6           7,142     3,849     2,103       103,849   4,766  3,020  104,766   5,882   4,136   105,882
7           8,549     4,436     2,740       104,436   5,668  3,972  105,668   7,228   5,532   107,228
8          10,027     4,995     3,349       104,995   6,589  4,943  106,589   8,692   7,046   108,692
9          11,578     5,525     3,929       105,525   7,530  5,934  107,530  10,284   8,688   110,284
10         13,207     6,029     4,699       106,029   8,492  7,162  108,492  12,018  10,688   112,018
15         22,657     8,506     8,506       108,506  14,143 14,143  114,143  24,118  24,118   124,118
20         34,719    10,429    10,429       110,429  20,772 20,772  120,772  43,608  43,608   143,608
25         50,113    11,637    11,637       111,637  28,400 28,400  128,400  75,058  75,058   175,058
30         69,761    11,673    11,673       111,673  36,708 36,708  136,708 125,641 125,641   225,641

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING GUARANTEED COST OF INSURANCE RATES
Female, Standard Nonsmoker, Age 35

                  0% Hypothetical Gross  6% Hypothetical Gross   12% Hypothetical Gross
                      Investment Return   Investment Return          Investment Return

End of    Premiums     Contract   Cash     Death   Contract  Cash  Death Contract  Cash   Death
Contract Accum at 5%   Value     Surrender Benefit Value  Surrender Benefit Value  Surrender Benefit
Year   Interest per year          Value                     Value Value


1           1,050       502         0       100,502     545      0  100,545     589       0   100,589
2           2,153     1,223       137       101,223   1,348    262  101,348   1,479     394   101,479
3           3,310     1,918       518       101,918   2,172    772  102,172   2,447   1,047   102,447
4           4,526     2,588       888       102,588   3,017  1,317  103,017   3,498   1,798   103,498
5           5,802     3,233     1,437       103,233   3,882  2,086  103,882   4,641   2,845   104,641
6           7,142     3,849     2,103       103,849   4,766  3,020  104,766   5,882   4,136   105,882
7           8,549     4,436     2,740       104,436   5,668  3,972  105,668   7,228   5,532   107,228
8          10,027     4,995     3,349       104,995   6,589  4,943  106,589   8,692   7,046   108,692
9          11,578     5,525     3,929       105,525   7,530  5,934  107,530  10,284   8,688   110,284
10         13,207     6,029     4,699       106,029   8,492  7,162  108,492  12,018  10,688   112,018
15         22,657     8,096     8,096       108,096  13,578 13,578  113,578  23,298  23,298   123,298
20         34,719     9,248     9,248       109,248  18,962 18,962  118,962  40,564  40,564   140,564
25         50,113     9,254     9,254       109,254  24,345 24,345  124,345  67,079  67,079   167,079
30         69,761     7,631     7,631       107,631  29,082 29,082  129,082 107,831 107,831   207,831

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN
THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
CONTRACT YEARS.  NO REPRESENTATION CAN BE MADE BY KANSAS CITY LIFE OR ANY
FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



OTHER CONTRACT BENEFITS AND PROVISIONS

Limits on Rights to Contest the Contract

        Incontestability. After the Contract has been in force during the Insured's lifetime for two years from the Contract Date (or less if required by state law), Kansas City Life may not contest the Contract, except if the Contract lapses after the end of a grace period.


Any increase in the Specified Amount will not be contested after the increase has been in force during the Insured's lifetime for two years following the effective date of the increase (or less if required by state law).


If a Contract lapses and it is reinstated, we cannot contest the reinstated Contract after the Contract has been in force during the Insured's lifetime for two years from the date of the reinstatement application (or less if required by state law).

        Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date (or less if required by state law), the amount payable by Kansas City Life will be equal to the Contract Value less any Indebtedne ss.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Specified Amount (or less if required by state law), the amount payable by Kansas City Life associated with such increase will be l imited to the cost of insurance charges associated with the increase.

Changes in the Contract or Benefits

        Misstatement of Age or Sex. If, while the Contract is in force and the Insured is alive, it is determined that the Age or sex of the Insured as stated in the Contract is not correct, Kansas City Life will adjust the Contract Value under the Contract. The adjustment to the Contract Value will be the difference between the following amounts accumulated at 4% interest annually. The two amounts are: (1) the cost of insurance deductions that have been made; and (2) the cost of insurance d eductions that should have been made. If, after the death of the Insured while this Contract is in force, it is determined the Age or sex of the Insured as stated in the Contract is not correct, the Death Benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct Age and sex would have provided plus the Contract Value on the date of death (unless otherwise required by state law).

        Other Changes. Upon notice, Kansas City Life may modify the Contract, but only if such modification is necessary to: (1) make the Contract or the Variable Account comply with any applicable law or regulation issued by a governmental agency to which Kansas City Life is subject; (2) assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Variable Account ; or (4) provide additional Variable Account and/or fixed accumulation options. Kansas City Life reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the assets of the Var iable Account. In the event of any such modification, Kansas City Life will issue an appropriate endorsement to the Contract, if required. Kansas City Life will exercise these rights in accordance with applicable law, including approval of Contract Owners if required.

When Proceeds Are Paid

Kansas City Life will ordinarily pay any Death Benefit proceeds, maturity proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for su ch a payment.


Under certain circumstances and in accordance with established administrative procedures, we will pay death benefit proceeds through Kansas City Life's Personal Growth Account, an interest bearing account. Proceeds paid through the Personal Growth A ccount are placed in our general account. Check-writing privileges are provided in the Personal Growth Account under which the bank that pays the check will be reimbursed by Kansas City Life out of the proceeds held in our general account. The Pers onal Growth Account is not a bank account and is not insured nor guaranteed by the FDIC or any other government agency. A Contract Owner or beneficiary (whichever applicable) will have immediate access to the proceeds by writing a check on the accoun t. We pay interest from the date of death to the date the Personal Growth Account is closed.

Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) th e New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonabl y practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life's Contract Owners.

Reports to Contract Owners

At least once each Contract Year, you will be sent a report at your last known address showing, as of the end of the current report providing updated information about the Contract since the last report, including any information required by law. You will also be sent an annual and a semi-annual report for each Fund or Portfolio underlying a Subaccount to which you have allocated Contract Value, including a list of the securities held in each Fund, as required by the 1940 Act. In additio n, when you pay premium payments , or if you take out a loan, transfer amounts among the Variable Accounts and Fixed Account or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Contract may be assigned in accordance with its terms. In order for any assignment to be binding upon Kansas City Life, it must be in writing and filed at the Home Office. Once Kansas City Life has received a signed copy of the assignment, the Owner's rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. Kansas City Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Indebtedness.

Reinstatement

The Contract may be reinstated within two years (or such longer period if required by state law) after lapse and before the Maturity Date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submiss ion of satisfactory evidence of insurability. See your Contract for further information.

Supplemental and/or Rider Benefits

The following supplemental and/or rider benefits are available and may be added to your Contract. Monthly charges for these benefits and/or riders will be deducted from your Contract Value as part of the Monthly Deduction. All of these riders may n ot be available in all states.

        Disability Continuance of Insurance (DCOI)
        Issue Ages:  15-55, renewal through age 59
        This rider covers the Contract's Monthly Deductions during the period of total disability of the Insured. DCOI benefits become payable after the Insured's total disability exists for six consecutive months and total disability occurs before age 60. Benefits under this rider continue until the Insured is no longer totally disabled.

        Accidental Death Benefit (ADB)
        Issue Ages:  5-60
        This rider provides for the payment of an additional amount of insurance in the event of accidental death. The rider terminates when the Insured attains age 70.

        Option to Increase Specified Amount (Assured Insurability - AI)
        Issue Ages:  0-38
        This rider allows the Specified Amount of the Contract to increase by the option amount or less, without evidence of insurability on the Insured. These increases may occur on regular option dates or alternate option dates. See the rider con tract for the specific dates.

        Spouse's Term insurance (STI)
        Issue Ages:  15-50 (Spouse's age)
        This rider provides decreasing term insurance on the Insured's spouse. The amount of insurance coverage is expressed in units and a maximum number of five units may be purchased. The amount of insurance per unit of coverage is based on the Insured Spouse's attained age. A table specifying the amount of insurance per unit of coverage is in the rider contract.

        Children's Term Insurance (CTI)
        Issue Ages:  14 Days - 17 Years (Children's ages)
        This rider provides level term insurance on each Insured Child. This term insurance continues until the Contract anniversary on which the Insured Child's attained age is 25. The rider expires on the Contract Anniversary on which the Insured is age 65.

        Other Insured Term Insurance (OI)
        Issue Ages:  0-65 (Other Insured's age)
        This rider provides level yearly renewable term coverage on the Insured, the Insured's spouse, and/or children. The coverage expires at the earlier of the Contract Anniversary on which the Insured or the Other Insured is age 95 unless an ear lier date is requested. The term insurance provided by this rider can be converted to a permanent contract at any time the rider is in force without evidence of insurability.

        Extra Protection (EXP)
        Issue Ages:  0-80
        This rider provides level yearly renewable term coverage on the Insured. The coverage expires at the Contract Anniversary on which the Insured is age 95 unless an earlier date is requested.

        Disability Premium Benefit Rider (DPB)
        Issue Ages:  15-55, renewal through 59
        This rider provides for the payment of the disability premium benefit amount as premium to the Contract during a period of total disability of the Insured. The DPB benefit amount is a monthly amount that is requested by the Owner. DPB benef its become payable after the Insured's total disability exists for six consecutive months and total disability occurs before age 60. Benefits under this rider continue until the Insured is no longer totally disabled.

The Other Insured Term Insurance and Extra Protection riders permit an Owner, by purchasing term insurance, to increase insurance coverage without increasing the Contract's Specified Amount. However, you should be aware that the cost of insurance ch arges and Surrender Charges associated with purchasing insurance coverage under these term riders may be different than would be associated with increasing the Specified Amount under the Contract.

The Other Insured rider has one risk class for nonsmokers and one risk class for smokers. The nonsmoker cost of insurance rates for this rider are generally between the Contract's preferred and standard nonsmoker rates. The smoker cost of insurance rates are near the Contract's smoker rates. The cost of insurance rates for the Extra Protection Rider are generally lower than the Contract's rates. In addition, since the term insurance riders do not have surrender charges, a Contract providing insurance coverage with a combination of Specified Amount and term insurance will have a lower maximum Surrender Charge than a Contract with the same amount of insurance coverage provided solely by the Specified Amount. In addition, sales representa tives generally receive somewhat lower compensation from a term insurance rider than if the insurance coverage were part of the Contract's Specified Amount.

Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Consult your sales representative for further information.

Additional rules and limits apply to these supplemental and/or rider benefits. Not all such benefits may be available at any time, and supplemental and/or rider benefits in addition to those listed above may be made available. Please ask your Kansa s City Life agent for further information, or contact the Home Office.

TAX CONSIDERATIONS

The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or oth er competent tax advisers should be consulted for more complete information. This discussion is based upon Kansas City Life's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

Tax Status of the Contract

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal income tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regul ations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how Section 7702 is to be applied is limited. If a Contract were determined n ot to be a life insurance contract for purposes of
Section 7702, such Contract would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Contract issued on a standard basis, Kansas City Life believes that such a Contract should meet the Section 7702 definition of a life insurance contract. With respect to a Contract that is issued on a substandard basis (i.e., a pre mium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Contract meets t he Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not a Contract issued on a substandard basis would satisfy Section 7702, particularly if the owner pays the full amount of premiums permitted under the Contrac t.

If it is subsequently determined that a Contract does not satisfy Section 7702, Kansas City Life may take whatever steps are appropriate and reasonable to attempt to cause such a Contract to comply with Section 7702. For these reasons, Kansas City Li fe reserves the right to restrict Contract transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as a life insurance contract under Section 7702 of the C ode (discussed above). The Subaccounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. 1.817-5, which affect how the Portfolio's assets are to be invested. Kansas City Life believes that t he Subaccounts will, thus, meet the diversification requirements, and Kansas City Life will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the subaccounts used to support their contracts. In those circumstances, income and gains from the subaccount assets would be includible in the variable contract owner's gross income.
The IRS has stated in published rulings that a variable contract owner will be considered the owner of subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over t he assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investmen ts of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of re gulations or rulings on the "extent to which Contract holders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Contract owners were not owners of subaccount assets. For example, an Owner has add itional flexibility in allocating Net Premium payments and Contract Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, Kansas City Life does not know wha t standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Kansas City Life therefore reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the Owner of a pro rata share of the assets of the Subaccounts.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits

        In General. Kansas City Life believes that the proceeds and Contract Value increases of a Contract should be treated in a manner consistent with a fixed-benefit life insurance Contract for Federal income tax purposes. Thus, the death benefi t under the Contract should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Contract, a change in the Contract's Coverage Option, a Contract loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Contract may have Federal income tax consequence s. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depends on the circumstances of each Owner or beneficiary.

The Contract may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of s uch plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you shoul d be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Contract Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Contract depe nd on whether the Contract is classified as a "Modified Endowment Contract." Whether a Contract is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Contract or when benefits are paid at a Contract's Maturity Date, if the amount received plus the amount of Indebtedness exceeds the total investment in the Contract, the excess will generally be treated as ordinary income subject to tax.

        Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." The rules relating to whether a Contract will be treated as a Modified Endowment Contract are extremel y complex and cannot be adequately described in the limited confines of this summary. In general, a Contract will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Contract Years exceed the sum of t he net level premiums which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premiums. A Contract may also become a Modified Endowment Contract after a material change. The determination of whether a Contract will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Contract Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Contract's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Contract. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Contract transaction will cause the Contract to be treated as a Modified Endowment Contract. However, at the time a premium is credited which in Kansas City Life's view would cause the Contract to become a Modified Endowment Contract, Kans as City Life will notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Contract will become a Modified Endowment Contract. The Owner will have 30 days after receiving such notific ation to request the refund.

        Distributions from Contracts Classified as Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and p artial surrender from such a Contract are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Contract Value immediately before the distribution over the investment in the Contract (described below) at such time. Second, loans taken from or secured by such a Contract, are treated as distributions from the Contract and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional i ncome tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Contract that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Own er's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Contract becomes a modified endowment contract after it is issued, distributions made during the Contract Year in which it becomes a modified endowment contract, distributions in any subsequent Contract Year and distributions within two years be fore the Contract becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Contract that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

        Distributions From Contracts Not Classified as Modified Endowment Contracts. Distributions from a Contract that is not a Modified Endowment Contract are generally treated as first, recovering the investment in the Contract (described below) and then, only after the return of all such investment in the Contract, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Contract's death benefit or any other change that reduces benefits unde r the Contract in the first 15 years after the Contract is issued and that results in a cash distribution to the Owner in order for the Contract to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Contract) under rules prescribed in Section 7702.

Loans from, or secured by, a Contract that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as Indebtedness of the Owner. A preferred loan may not, however, be treated as Indebtedness; instead, it may be treated as a distribution.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax rule.

        Contract Loan Interest. Interest paid on a loan under a Contract generally is not deductible. A qualified tax adviser should be consulted before deducting any Contract loan interest.

        Investment in the Contract. Investment in the Contract means: (i) the aggregate amount of any premiums or other consideration paid for a Contract, minus (ii) the aggregate amount received under the Contract which is excluded from gross inco me of the Owner (except that the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secur ed by, a Contract that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the owner.

        Multiple Contracts. All Modified Endowment Contracts that are issued by Kansas City Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount inc ludible in an Owner's gross income under Section 72(e) of the Code.

Possible Charge for Kansas City Life's Taxes

At the present time, Kansas City Life makes no charge for any Federal, state or local taxes (other than the charge for state and local premium taxes) that it incurs that may be attributable to the Subaccounts or to the Contracts. Kansas City Life, h owever, reserves the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE

Sale of the Contracts

The Contracts will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering. Applications for Contracts are solicited by agents w ho are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of Sunset Financial Services, Inc. ("Sunset Financial"), one of our wholly-owned subsidiaries or of broker-deale rs who have entered into written sales agreements with Sunset Financial. Sunset Financial is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Sunset Financial acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Variable Account pursuant to an Underwriting Agreement between Kansas City Life and Sunset Financial. Sunset Financial is not obligated to sell any specific number of Contracts. Sunset Financial's principal business address is P.O. Box 419365, Kansas City, Missouri 64141-6365.

Registered representatives may be paid commissions on a Contract they sell based on premiums paid in amounts up to 50% of premiums paid during the first Contract Year and up to 3% on premiums paid after the first Contract Year. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

When policies are sold through other broker-dealers that have entered into selling agreements with Sunset Financial Services, the commission which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Kansas City Life's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any yea r for approved voucherable expenses incurred. The broker-dealers will be compensated as provided in the selling agreements, and Sunset Financial Services, Inc. will reimburse Kansas City Life for such amounts and for certain other direct expenses in connection with marketing the Contracts through other broker-dealers.


Telephone Transfer, Premium Allocation and Loan Privileges

        A transfer of Contract Value, change in premium allocation or Contract loan may be made by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer, change in premium allocation, and loan privileges at any time, for any reason, if we deem such suspension to be in the best interests of Contract Owners.


We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers and loans include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.


Kansas City Life Directors and Executive Officers

The following table sets forth the name, address and principal occupations during the past five years of each of Kansas City Life's directors and executive officers.

        Name and Principal
Business Address *                      Principal Occupation During Past Five
Years
Joseph R. Bixby Director, Kansas City Life; Chairman of the Board since 1972; President from 1964 until he retired in April, 1990; responsible for overall corporate policy. Director of Sunset Life, a subsidiary of Kansas City Life.

Walter E. Bixby Director, Kansas City Life; Vice Chairman of the Board since 1974; elected Executive Vice President in January, 1987 and President and CEO in April, 1990; primarily responsible for the operation of the Company. Chairman of the Board of Sunset Life and Chairman of the Board of Old American Insurance Company, subsidiaries of Kansas City Life.

R. Philip Bixby Director, Kansas City Life; Elected Assistant Secretary in 1979; Assistant Vice President in 1982, Vice President in 1984 and Senior Vice President, Operations in 1990; Executive Vice President in 1996.
W. E. Bixby, III        Director and President of Old American Insurance
Company, a subsidiary of Kansas City Life.

Charles R. Duffy Jr.    Elected Vice President, Insurance Administration in
November, 1989; Senior Account Executive, Cybertek Corporation, January, 1989 to November, 1989; Senior Vice President, Operations in 1996; responsible for Computer Information Systems, Customer Services and Claims. Director of Sunset Life and Old American, subsidiaries of Kansas City Life.

Richard L. Finn Director, Kansas City Life; Elected Vice President in 1976; Financial Vice President in 1983 and Senior Vice President, Finance, in 1984; Chief Financial Officer and responsible for investment of Kansas City Life's funds, accounting and taxes. Director, Vice President and Chief Financial Officer of Old American, a subsidiary of Kansas City Life.

Jack D. Hayes   Director, Kansas City Life; Elected Senior Vice President,
Marketing in February, 1994, responsible for Marketing, Marketing
Administration, Communications and Public Relations. Served as Executive Vice President and Chief Marketing Officer of Fidelity Union Life, Dallas, Texas, from June, 1981 to January, 1994.

Francis P. Lemery       Director, Kansas City Life; Elected Vice President in
1979; Vice President and Actuary in 1980, and Senior Vice President and Actuary in 1984; responsible for Group Insurance Department, Actuarial, State Compliance and New Business Issue and Underwriting. Director of Sunset Life and Old American, subsidiaries of Kansas City Life.

C. John Malacarne       Director, Kansas City Life; Elected Associate General
Counsel in 1976; General Counsel in 1980; Vice President and General Counsel in 1981; and Vice President, General Counsel and Secretary in 1991. Responsible for Legal Department, Office of the Secretary and Stock Transfer Department. Director of Sunset Life and Director and Secretary of Old American, subsidiaries of Kansas City Life.

Robert C. Miller        Elected Assistant Auditor in 1972; Auditor in 1973; Vice
President and Auditor in 1987, and Senior Vice President, Administrative Services, in 1991. Responsible for Human Resources and Home Office building and maintenance.

Webb R. Gilmore         Director, Kansas City Life since 1990; Partner - Gilmore
and Bell.

Nancy Bixby Hudson      Director, Kansas City Life since 1996; Investor.

Warren J. Hunzicker, M.D.       Director, Kansas City Life since 1989.

Daryl D. Jensen Director, Kansas City Life; Elected Vice Chairman of the Board and President, Sunset Life Insurance Company of America, a subsidiary of Kansas City Life, in 1975.

Michael J. Ross Director, Kansas City Life since 1972; President and Chairman of the Board, Jefferson Bank and Trust Company, St. Louis, Missouri, since 1971.

Larry Winn Jr. Director, Kansas City Life since 1985; Retired as the Kansas Third District Representative to the U.S. Congress.

John K. Koetting        Elected Assistant Controller in 1975 and Vice President
and Controller in 1980; chief accounting officer; responsible for all corporate accounting reports. Director of Old American, a subsidiary of Kansas City Life.

* The principal business address of all the persons listed above is 3520 Broadway, Kansas City, Missouri 64111.


State Regulation

Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri, which periodically examines the financial condition and operations of Kansas City Life. Kansas City Life is also subject to the insurance laws and regulations of all jurisdictions where it does business.
The Contract described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

Kansas City Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Experts

The consolidated balance sheets for Kansas City Life at December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, and the financial statements of the Variable Account for the period from January 29, 1996 to December 31, 1996, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


Actuarial matters included in this prospectus have been examined by Mark A. Milton, Vice President and Associate Actuary of Kansas City Life.

Litigation

The Variable Account is not a party to any litigation. Its depositor, Kansas City Life, as an insurance company, ordinarily is involved in litigation. Kansas City Life is of the opinion that such litigation is not material to the Contract Owners of the Variable Account.

Legal Matters

Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Missouri law pertaining to the Contracts, including Kansas City Life's right to issue the Contracts and its qu alification to do so under applicable laws and regulations issued thereunder, have been passed upon by C. John Malacarne, General Counsel of Kansas City Life.

Financial Statements

Kansas City Life's consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended
December 31, 1996 appearing herein should be distinguished from financial statements of the Variable Account and should be considered only as bearing upon Kansas City Life's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account. The financial statements of the Variable Account for the period January 29, 1996 to December 31, 1996, are also included herein.




Consolidated Income Statement
                                                   1996      1995     1994

REVENUES
Insurance revenues:
  Premiums:
    Life insurance                              $103,263   101,341  103,324
    Accident and health                           37,575    29,475   30,896
  Contract charges                                78,755    74,642   69,607
Investment revenues:
  Investment income, net                         186,743   188,087  173,388
  Realized investment gains, net                   3,013     4,950    6,060
Other                                             12,662    10,290   10,179

      TOTAL REVENUES                             422,011   408,785  393,454

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                                  87,940    85,388   79,829
  Surrenders of life insurance                    15,488    16,345   16,490
  Other benefits                                  65,437    53,441   54,146
  Increase in benefit and contract reserves       85,614    89,139   83,158
Amortization of policy acquisition costs          30,086    27,992   29,370
Insurance operating expenses                      78,121    76,557   73,487

      TOTAL BENEFITS AND EXPENSES                362,686   348,862  336,480

Income before Federal income taxes                59,325    59,923   56,974

Federal income taxes:
  Current                                         26,073    22,038   22,845
  Deferred                                        (9,063)   (3,853)  (4,729)

                                                  17,010    18,185   18,116

Income before nonrecurring item                   42,315    41,738   38,858
Postemployment benefits, net                           -         -    1,481

NET INCOME                                      $ 42,315    41,738   37,377


PER COMMON SHARE
  Income before nonrecurring item                  $6.84      6.76    6.32
  Postemployment benefits, net                         -         -     .24

  NET INCOME                                       $6.84      6.76    6.08

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
                                                     1996       1995
ASSETS
Investments:
    Fixed maturities:
       Available for sale, at fair value
         (amortized cost $1,762,091,000;
         $1,604,415,000 -1995)                   $1,759,153   1,647,674
       Held to maturity, at amortized cost
         (fair value $256,042,000;
         $339,911,000 - 1995)                       248,433     320,394
    Equity securities available for sale,
       at fair value (amortized cost
       $71,522,000; $62,352,000 -1995)               79,018      70,837
    Mortgage loans on real estate, net              246,493     235,213
    Real estate, net                                 43,750      48,542
    Real estate joint ventures                       28,356      36,103
    Policy loans                                     94,412      94,312
    Short-term                                       19,642      36,898

        TOTAL INVESTMENTS                         2,519,257   2,489,973

Cash                                                  4,577       9,612
Accrued investment income                            41,847      40,923
Receivables, net                                      6,854       7,228
Property and equipment, net                          24,791      27,866
Deferred acquisition costs                          207,020     192,476
Value of purchased insurance in force                38,031      39,084
Reinsurance assets                                   93,328      89,983
Other                                                 5,089       5,359
Separate account assets                              13,916       1,264

                                                 $2,954,710   2,903,768

LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
    Life insurance                               $  671,204     658,350
    Accident and health                              30,356      27,379
Accumulated contract values                       1,544,714   1,518,968
Policy and contract claims                           35,223      31,919
Other policyholders' funds:
    Dividend and coupon accumulations                43,141      42,610
    Other                                            60,970      56,206
Income taxes:
    Current                                           3,537       2,796
    Deferred                                         19,748      43,230
Other                                                69,037      63,919
Separate account liabilities                         13,916       1,264

        TOTAL LIABILITIES                         2,491,846   2,446,641

Stockholders' equity:
    Common stock, par value $2.50 per share
        Authorized 18,000,000 shares,
        issued 9,248,340 shares                      23,121      23,121
    Paid-in capital                                  14,761      13,039
    Unrealized gains (losses) on securities
      available for sale, net                         2,963      29,740
    Retained earnings                               509,748     477,826
    Less treasury stock, at cost
      (3,058,871 shares; 3,070,435 shares -1995)    (87,729)    (86,599)

        TOTAL STOCKHOLDERS' EQUITY                  462,864     457,127

                                                 $2,954,710   2,903,768


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
                                                    1996     1995     1994

COMMON STOCK, beginning and end of year          $ 23,121   23,121   23,121

PAID-IN-CAPITAL:
    Beginning of year                              13,039   11,847   10,597
    Excess of proceeds over cost of
      treasury stock sold                           1,722    1,192    1,250

    End of year                                    14,761   13,039   11,847

UNREALIZED GAINS (LOSSES) ON SECURITIES
    AVAILABLE FOR SALE:
      Beginning of year                            29,740  (51,345)  13,501
    Unrealized appreciation on cumulative effect
        of accounting change, net                       -        -   14,627
    Unrealized appreciation (depreciation)
        on securities available for sale, net     (26,777)  81,085  (79,473)

    End of year                                     2,963   29,740  (51,345)

RETAINED EARNINGS:
    Beginning of year                             477,826  446,149  417,381
    Net income                                     42,315   41,738   37,377
    Stockholder dividends of $1.68 per share
       ($1.63 - 1995 and $1.40 - 1994)            (10,393) (10,061)  (8,609)

    End of year                                   509,748  477,826  446,149

TREASURY STOCK, at cost:
    Beginning of year                             (86,599) (86,077) (85,643)
    Cost of 27,876 shares acquired
       (17,240 shares - 1995 and
       17,329 shares - 1994)                       (1,501)    (829)    (771)
    Cost of 39,440 shares sold
       (32,709 shares - 1995
       and 35,890 shares - 1994)                      371      307      337

    End of year                                   (87,729) (86,599) (86,077)

        TOTAL STOCKHOLDERS' EQUITY               $462,864  457,127  343,695


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                                    1996     1995     1994

OPERATING ACTIVITIES
Net income                                      $  42,315   41,738   37,377
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment discount, net       (4,071)  (5,215)  (3,882)
    Depreciation                                    4,995    5,265    5,165
    Policy acquisition costs capitalized          (38,639) (40,388) (43,952)
    Amortization of deferred policy
      acquisition costs                            30,086   27,992   29,370
    Realized investment gains                      (3,013)  (4,950)  (6,060)
    Changes in assets and liabilities:
      Future policy benefits                       15,831   15,071   15,747
      Accumulated contract values                   3,183    8,135    8,445
      Other policy liabilities                      5,294    3,852      414
      Income taxes payable and deferred            (8,322)  (1,595)  (4,784)
      Postemployment benefits, net                      -        -    1,481
    Other, net                                      5,886    4,318    2,431

      NET CASH FROM OPERATING ACTIVITIES           53,545   54,223   41,752

INVESTING ACTIVITIES
Investments called, matured or repaid:
  Fixed maturities available for sale             131,545  136,574  203,640
  Fixed maturities held to maturity                79,017   63,433   75,060
  Equity securities available for sale              8,899   13,727   27,876
  Mortgage loans on real estate                    53,430   67,722   35,311
  Decrease (increase) in
    short-term investments, net                    17,256  (17,558) 120,142
  Other                                            10,440    4,884    2,469
Investments sold:
  Fixed maturities available for sale             140,372  165,563   51,124
  Fixed maturities held to maturity                     -    4,207        -
  Equity securities available for sale                963   18,984    3,488
Investments purchased or originated:
  Fixed maturities available for sale            (431,916)(495,766)(574,667)
  Fixed maturities held to maturity                     -        -  (21,533)
  Equity securities available for sale            (18,071) (12,896)  (5,566)
  Real estate joint ventures                       (6,439)  (8,093)  (5,707)
  Mortgage loans on real estate                   (54,161) (31,053)  (8,192)
  Other                                            (2,150)  (1,068)  (1,789)
Net additions to property and equipment              (527)  (2,918)  (1,640)

      NET CASH USED IN INVESTING ACTIVITIES       (71,342) (94,258) (99,984)

FINANCING ACTIVITIES
Proceeds from borrowings                            1,650   22,730      891
Repayment of borrowings                            (1,650) (22,730) (11,446)
Policyowner contract deposits                     164,677  179,135  179,411
Withdrawals of policyowner contract deposits     (142,114)(127,347)(107,354)
Cash dividends to stockholders                    (10,393) (10,061)  (8,609)
Disposition of treasury stock, net                    592      670      816

      NET CASH FROM FINANCING ACTIVITIES           12,762   42,397   53,709

Increase (decrease) in cash                        (5,035)   2,362   (4,523)
Cash at beginning of year                           9,612    7,250   11,773

      CASH AT END OF YEAR                       $   4,577    9,612    7,250

See accompanying Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements
(Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri-domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 48 states and the District of Columbia. The Company offers a diversified portfolio of individual insurance, annuity and group products distributed through numerous general agencies. In recent years, the Company's new business activities have been concentrated in interest sensitive products.

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of Kansas City Life Insurance Company and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year results to conform with the current year's presentation. GAAP requires management to make certain estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," was adopted in January 1996, with no impact to the financial statements.

Recognition of Revenues
Traditional life insurance products include whole life insurance, term life insurance and certain annuities. Premiums for these products are recognized as revenues when due. Accident and health insurance premiums are recognized as revenues over the terms of the policies. Universal life-type products include universal life insurance and flexible annuities. Revenues for these products are amounts assessed against contract values for cost of insurance, policy administration and surrenders, as well as amortization of deferred front-end contract charges.

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded and range from 5.75 percent to 7.75 percent. Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977.

Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benefits and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4 .75 percent to 6.75 percent during 1996 (4.79 percent to 7.00 percent during 1995 and 4.50 percent to 7.50 percent during 1994).

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for universal life-type products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and mortality, expense and surrender charges expected to be realized over the term of the contracts.

Calls in the securities portfolio resulted in realized gains in 1994 which increased gross profits above those originally estimated. Calls and realized gains related to them were negligible in 1995 and 1996. In accordance with FASB Statement No. 97, these higher than expected gross profits required the Company to recompute its amortization of deferred acquisition costs retrospectively to the date the amortization was originally determined. This increased the amortization of deferred acquisition costs $804,000 in 1994, or $.08 a share after taxes. This increased amortization was netted against realized investment gains in the accompanying income statement.

Value of Purchased Insurance in Force
The value of Old American's purchased insurance in force was capitalized and is being amortized in proportion to projected future gross profits. This asset was increased $5,030,000 ($5,157,000 - 1995 and $5,310,000 - 1994) for accrual of interest and reduced $6,082,000 ($6,088,000 - 1995 and $6,636,000 - 1994)
for amortization. A 13 percent interest rate was used. Through 1996, total accumulated accrual of interest and amortization equal $27,583,000 and $33,052,000, respectively. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 7.3 percent
- 1997 and 1998, 7.4 percent - 1999, 7.6 percent - 2000 and 7.5 percent -
2001. This percentage was 2.7 percent in 1996.

Investments
Securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments in deferred acquisition costs, and are included in a separate stockholders' equity account.

Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for possible losses. Foreclosed real estate is stated at fair value at the date of foreclosure (cost) or net realizable value, whichever is lower. Other real estate investments are carried at depreciated cost. Real estate joint ventures are valued at cost adjusted for the Company's equity in earnings since acquisition. Policy loans are carried at cost less payments received. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Federal Income Taxes
Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Common Share
Income per common share is based upon the weighted average number of shares outstanding during the year, 6,188,489 shares (6,173,294 shares - 1995 and 6,152,155 shares - 1994).

Statutory Information and Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.
                                                    1996       1995      1994

Net gain from operations for the year             $ 27,345    29,307    29,151
Net income for the year                             25,574    29,484    28,324
Unassigned surplus at December 31                  284,417   268,239   235,226
Stockholders' equity at December 31                234,570   217,801   184,117

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1997 without prior approval is $27,345,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of approximately $36,000,000 in 1996 and $100,000,000 in 1995 and 1994.


INVESTMENTS

Accounting Change
Kansas City Life adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. On that date, the value of securities available for sale at fair value increased stockholders' equity $14,627,000, net of related deferred acquisition costs of $5,068,000 and taxes of $7,876,000. Late in 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided companies with an opportunity for a one-time reassessment and reclassification of securities as of a single measurement date without tainting the held to maturity debt securities classification. On December 31, 1995, the Company reclassified securities with an amortized cost of $14,737,000 from held to maturity to available for sale which increased unrealized gains on securities by approximately $185,000, net of related deferred acquisition costs and taxes.

At December 31, 1996, 88 percent of the Company's securities are categorized as available for sale and are stated at fair value. The resulting adjustment causes significant volatility in these securities' carrying values which affects various calculations that are dependent on stockholders' equity, such as return on equity.

Kansas City Life employs no derivative financial instruments.

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                                  1996     1995      1994

Investment income:
  Fixed maturities                             $150,421  144,242   127,806
  Equity securities                               5,503    6,259     7,563
  Mortgage loans                                 23,127   31,378    29,118
  Real estate                                    13,237   12,342    11,732
  Policy loans                                    6,372    6,174     6,295
  Short-term                                      2,353    2,753     4,437
  Other                                           2,222    2,533     2,433
                                                203,235  205,681   189,384
Less investment expenses                        (16,492) (17,594)  (15,996)

                                               $186,743  188,087   173,388

Realized gains (losses):
  Fixed maturities                             $ (1,862)  (1,718)    1,995
  Equity securities                                 961    4,634     4,568
  Mortgage loans                                  2,000     (108)        -
  Real estate                                     1,894    2,172       300
  Other                                              20      (30)        1
  Deferred acquisition cost amortization for
    realized investment gains                         -        -      (804)

                                               $  3,013    4,950     6,060

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities follow.

                                                  1996     1995     1994

Available for sale:
  End of year                                  $  4,558   51,744  (86,601)
  Deferred income taxes                          (1,595) (16,013)  27,661
  Effect on deferred acquisition costs                -   (5,991)   7,595

                                               $  2,963   29,740  (51,345)
  Increase (decrease) in net unrealized gains
    during the year:
      Fixed maturities                         $(26,216)  78,876  (55,150)
      Equity securities                            (561)   2,209   (9,696)

                                               $(26,777)  81,085  (64,846)

Held to maturity:
  End of year                                  $  7,609   19,517    2,850

  Increase (decrease) in net unrealized gains
    during the year                            $(11,908)  16,667  (65,820)

Securities
The amortized cost and fair value of investments in securities at December 31,
1996, follow.
                                                            Gross
                                              Amortized   Unrealized    Fair
                                                 Cost   Gains  Losses   Value

Available for sale:
U.S. government bonds                     $  144,299   1,633     518   145,414
Public utility bonds                         254,875   2,755   3,631   253,999
Corporate bonds                              981,157  10,122  17,161   974,118
Mortgage-backed bonds                        253,810   6,473   1,532   258,751
Other bonds                                  114,539     850   2,238   113,151
Redeemable preferred stocks                   13,411     419     110    13,720

Total fixed maturities                     1,762,091  22,252  25,190 1,759,153

Equity securities                             71,522   8,340     844    79,018

                                          $1,833,613  30,592  26,034 1,838,171

Held to maturity:
Public utility bonds                      $  138,592   5,619     306   143,905
Corporate bonds                              104,713   3,387   1,416   106,684
Other bonds                                    5,128     325       -     5,453

                                             248,433   9,331   1,722   256,042

                                          $2,082,046  39,923  27,756 2,094,213

The amortized cost and fair value of investments in securities at December 31, 1995, follow.

                                                           Gross
                                          Amortized     Unrealized      Fair
                                            Cost      Gains   Losses    Value


Available for sale:
U.S. government bonds                    $  138,372   3,479     253    141,599
Public utility bonds                        279,156   7,641   1,612    285,185
Corporate bonds                             865,960  29,744   3,609    892,094
Mortgage-backed bonds                       242,187   9,350     261    251,276
Other bonds                                  65,230     609   1,672     64,168
Redeemable preferred stocks                  13,510     632     790     13,352

Total fixed maturities                    1,604,415  51,455   8,197  1,647,674

Equity securities                            62,352   9,345     859     70,837

                                          1,666,767  60,800   9,056  1,718,511

Held to maturity:
Public utility bonds                        175,700  13,023     114    188,608
Corporate bonds                             138,727   6,969     863    144,834
Other bonds                                   5,967     511       9      6,469

                                            320,394  20,503     986    339,911

                                         $1,987,161  81,303  10,042  2,058 422

All fixed maturity securities produced income in 1996.

The distribution of the fixed maturity securities' contractual maturities follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                                    Amortized     Fair
                                                      Cost        Value

Available for sale:
Due in one year or less                           $   39,749     40,037
Due after one year through five years                286,030    290,506
Due after five years through ten years               731,349    722,058
Due after ten years                                  451,153    447,801
Mortgage-backed bonds                                253,810    258,751

                                                  $1,762,091  1,759,153

Held to maturity:
Due in one year or less                           $   92,171     94,186
Due after one year through five years                 68,567     71,624
Due after five years through ten years                37,613     39,314
Due after ten years                                   50,082     50,918

                                                  $  248,433    256,042

Sales of investments in securities available for sale in 1996, excluding normal maturities and calls, follow.

                                                    1996    1995    1994


Proceeds                                         $141,336  184,547  54,612
Gross realized gains                                1,400    6,416   1,065
Gross realized losses                               1,420    6,527     377

During 1995, the Company sold a held to maturity security with an amortized cost of $4,284,000, resulting in a realized investment loss of $77,000, due to a perceived significant deterioration in the issuer's credit worthiness.

At December 31, 1996, the Company did not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

Mortgage Loans
The Company holds non-income producing mortgage loans equaling $2,077,000 ($2,862,000 - 1995). Mortgage loans are carried net of a valuation reserve of $8,500,000 ($10,500,000 in 1995).

At December 31, 1996 and 1995, the mortgage portfolio is diversified geographically and by property type as follows.

                                           1996                  1995
                                   Carrying     Fair     Carrying     Fair
                                    Amount      Value     Amount      Value

Geographic region:
  Mountain                        $ 75,058     76,163     78,843     82,753
  Pacific                           81,955     82,599     80,334     82,802
  West south central                36,155     36,940     35,541     37,483
  West north central                35,463     36,003     28,172     29,717
  Other                             26,362     26,824     22,823     24,233
  Valuation reserve                 (8,500)    (8,500)   (10,500)   (10,500)

                                  $246,493    250,029    235,213    246,488

Property type:
  Industrial                      $136,266    137,633    104,728    109,247
  Retail                            45,555     46,681     57,246     60,114
  Office                            54,332     55,280     66,404     69,656
  Other                             18,840     18,935     17,335     17,971
  Valuation reserve                 (8,500)    (8,500)   (10,500)   (10,500)

                                  $246,493    250,029    235,213    246,488

As of December 31, 1996, the Company has commitments which expire in 1997 to originate mortgage loans of $7,253,000.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $2,977,000 ($4,322,000 - 1995 and $3,391,000 - 1994).

Mortgage loans acquired in the sale of real estate assets during the year totaled $6,579,000 ($9,571,000 - 1995 and $877,000 - 1994).

Real Estate
Detail concerning the Company's real estate investments follows.

                                                           1996     1995

Penntower office building, at cost:
    Land                                                $  1,106    1,106
    Building                                              17,644   17,543
    Less accumulated depreciation                         (9,303)  (8,721)
Foreclosed real estate, at lower of
    cost or net realizable value                          18,218   22,736
Other investment properties, at cost:
    Land                                                   3,370    3,370
    Buildings                                             25,907   24,890
    Less accumulated depreciation                        (13,192) (12,382)

                                                        $ 43,750   48,542

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $5,227,000 ($7,378,000 - 1995) to reflect net realizable value.

The Company held non-income producing real estate equaling $758,000 ($931,000
- 1995).

PROPERTY AND EQUIPMENT
                                                             1996      1995


Land                                                      $  1,029    1,029
Home office buildings                                       23,131   23,122
Furniture and equipment                                     24,760   26,382

                                                            48,920   50,533
Less accumulated depreciation                              (24,129) (22,667)

                                                           $24,791   27,866

Property and equipment are stated at cost. Depreciation is provided using the straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.


POSTRETIREMENT BENEFIT PLANS

The Company has defined benefit postretirement plans providing medical benefits for substantially all its employees, full-time agents, and their dependents, and life insurance coverage for its employees. The Company and retirees share the cost of the postretirement medical plan which incorporates cost-sharing features such as annually adjusted contributions, deductibles and coinsurance. The medical benefits for agents are contributory, incorporating cost-sharing features similar to the retired employees' medical plan. The life insurance benefit is non-contributory. The Company pays the cost of the postretirement health care benefits as they occur. The Company makes level annual contributions to its life insurance plan over the plan participants' expected service periods.

The plans' funded status, reconciled with the amounts recognized in the Company's balance sheet, follows.

                                                          1996      1995

Accumulated postretirement
 benefit obligation:
    Retirees                                            $ 7,750     7,233
    Fully eligible active plan participants               1,904     1,780
    Other active plan participants                        5,803     5,844

                                                         15,457    14,857
    Unrecognized net loss                                  (590)     (722)

                                                        $14,867    14,135

The net periodic postretirement benefit cost included the following components.

                                                       1996     1995    1994

Service cost                                         $  536      314    379
Interest cost                                           794      669    535
Net amortization of experience gains                      -      (93)   (87)

                                                     $1,330      890    827

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 12 percent for 1997, the same as for 1996, and is assumed to decrease gradually to 6 percent in 2005. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $2,040,000 and $1,931,000 as of December 31, 1996 and 1995, respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1996 would increase $268,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent and 7.00 percent at December 31, 1996 and 1995, respectively.


EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company annually funds an amount greater than the minimum required by ERISA but no more than the maximum deductible for Federal income tax purposes. Contributions provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The table below states the plan's funded status and those amounts recognized in the Company's financial statements.

                                                             1996      1995
Actuarial present value of accumulated benefit
  obligation, including vested benefits of
  $79,913,000 ($80,212,000 - 1995)                        $ 86,635    81,769

Projected benefit obligation for service
  rendered to date                                        $100,571    96,771
Plan assets at fair value, primarily listed
  corporate and U.S. bonds                                  85,241    85,710
Plan assets less than projected benefit obligation         (15,330)  (11,061)
Items not yet recognized in earnings:
  Net loss from past experience                             15,571    13,885
  Prior service costs                                           14        16
  Net asset at January 1, 1987,
    being recognized over 16 years                          (1,236)   (1,442)

    Net prepaid (unfunded) pension costs                  $   (981)    1,398

                                                         1996     1995   1994
Net pension cost includes:
  Service costs - benefits earned during the period   $ 3,369    2,403  3,178
  Interest cost on projected benefit obligation         6,647    6,156  5,835
  Actual return on plan assets                         (2,951) (14,139) 1,907
  Net amortization and deferral                        (4,547)   7,412 (8,923)

    Net periodic pension cost                         $ 2,518    1,832  1,997

Assumptions were as follows:
  Weighted average discount rate                         7.75%    7.00   8.50
  Weighted average compensation increase                 4.50     5.50   5.50
  Weighted average expected
    long-term return on plan assets                      9.00     9.00   9.00

At December 31, 1996, the Company utilized more recent mortality experience which caused some increase in the benefit obligations.

No contribution was made to the pension plan in 1996 ($992,000 - 1995 and none
- 1994).

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $174,000 ($287,000 -1995 and $111,000 -
1994). The Company also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $318,000 ($405,000 -1995 and $377,000 - 1994).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $2,082,000 ($1,826,000 - 1995 and $1,898,000 - 1994).

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees. The Company made no contributions to this plan between 1994 and 1996.

The Company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits," on January 1, 1994. This statement generally requires the accrual of liabilities for providing benefits, such as severance and disability, to former or inactive employees whose employment ended before becoming eligible for retirement. This accounting change resulted in the immediate recognition of a $1,481,000 transition liability, net of applicable income taxes, reported as a 1994 nonrecurring expense. Statement No. 112 has not materially aff ected operating expenses in any year since then.


FEDERAL INCOME TAXES

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                                  1996     1995     1994
Federal income tax rate                            35%      35       35
Special tax credits                                (5)      (4)      (2)
Other permanent differences                        (1)      (1)      (1)

Actual income tax rate                             29%      30       32

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                        1996      1995

Deferred tax assets:
  Future policy benefits                             $ 46,518    43,906
  Employee retirement benefits                         13,055    11,598
  Other                                                 5,176     3,073

Gross deferred tax assets                              64,749    58,577

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization                         49,175    47,321
  Basis differences between tax and
    GAAP accounting for investments                    20,093    38,933
  Property and equipment, net                           1,770     2,073
  Value of insurance in force                          11,790    12,116
  Other                                                 1,669     1,364

Gross deferred tax liabilities                         84,497   101,807

  Net deferred tax liability                         $ 19,748    43,230

Federal income taxes paid for the year were $25,332,000 ($19,981,000 - 1995 and $22,684,000 - 1994).

Policyholders' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The Companies do not plan to distribute their policyholders' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyholders' surplus become taxable, the tax computed at current rates would approximate $19,950,000.

Income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At year-end 1996 this shareholders' surplus was $340,549,000 for Kansas City Life, $62,740,000 for Sunset Life and $38,544,000 for Old American.


SEPARATE ACCOUNTS

These accounts arise from the variable line of business. Their assets are legally segregated and are not subject to the claims which may arise from any other business of the Company. These assets are reported at fair value since the underlying invest ment risks are assumed by the policyholders. Therefore the related liabilities are recorded at amounts equal to the underlying assets. Investment income and gains or losses arising from separate accounts accrue directly to the policyholders and are, therefore, not included in investment earnings in the accompanying income statement. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees and mortality and risk charges.

REINSURANCE
                                                     1996     1995     1994

Life insurance in force (in millions):
    Direct                                        $ 22,180   20 991   19 988
    Ceded                                           (2,742)  (2 442)  (2 073)
    Assumed                                             28       33       36

        Net                                       $ 19,466   18 582   17 951

Premiums:
Life insurance:
    Direct                                        $127,150  124,504  126,652
    Ceded                                          (24,380) (23,292) (23,538)
    Assumed                                            493      129      210

        Net                                       $103,263  101,341  103,324

Accident and health:
    Direct                                        $ 48,694   42,971   42,709
    Ceded                                          (11,370) (13,496) (11,956)
    Assumed                                            251        -      143

        Net                                       $ 37,575   29,475   30,896

Contract charges arise generally from directly issued business. Ceded benefit recoveries were $37,829,000 ($27,613,000 - 1995 and $27,365,000 - 1994).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1996, these policies had a face value of $148,430,000. The reserve for future policy benefits ceded under this agreement was $52,556,000 ($53,649,000 - 1995).

The maximum retention on any one life is $350,000. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for securities are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate assumption 2 percent above the comparable U.S. Treasury rate.

Fair values for the Company's liabilities under investment-type insurance contracts, included with accumulated contract values for flexible annuities and with other policyholder funds for supplementary contracts without life contingencies, are estimated to be their cash surrender values.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the financial instruments follow.

                                                1996               1995
                                         Carrying   Fair    Carrying    Fair
                                          Amount    Value    Amount     Value

Investments:
  Securities available for sale      $1,838,171  1 838,171 1,718,511 1 718,511
  Securities held to maturity           248,433    256,042   320,394   339,911
  Mortgage loans                        246,493    250,029   235,213   246,488

Liabilities:
  Individual and group annuities        862,605    829,261   871,340   842,809
  Supplementary contracts without
    life contingencies                   21,835     21,835    23,343    23,343

The Investments Note provides further details regarding the investments above.


QUARTERLY CONSOLIDATED FINANCIAL DATA (unaudited)

                                           First    Second    Third    Fourth

1996:
Total revenues                          $106,868   102,088   105,677   107,377

Operating income                        $ 11,933    10,002     8,643     9,777
Realized gains, net                          614      (308)      671       982

Net income                              $ 12,547     9,694     9,314    10,759

Per common share:
  Operating income                      $   1.93      1.62      1.39      1.58
  Realized gains, net                        .10      (.05)      .11       .16

   Net income                           $   2.03      1.57      1.50      1.74

1995:
Total revenues                          $ 98,733   100,356   103,041   106,656

Operating income                        $ 10,960     9,255     8,166    10,140
Realized gains, net                           68        27     2,278       844

Net income                              $ 11,028     9,282    10,444    10,984
Per common share:
  Operating income                      $   1.78      1.50      1.32      1.64
  Realized gains, net                        .01         -       .37       .14

   Net income                           $   1.79      1.50      1.69      1.78

CONTINGENT LIABILITY

In January 1996, a division of the Oklahoma Appellate Court issued an opinion reducing a prior $10,700,000 judgment against the Company to $1,300,000 which the Company has accrued. The case arose out of certain actions by one of the Company's agents. In November 1996, an Oklahoma District Court Judge ruled that the Company was also responsible for $2,500,000 of a judgment rendered against the agent in the same case. The Company believes that the court's ruling violates the Company's rights and guarantees under the Oklahoma and Federal Constitutions as well as Oklahoma common and statutory law. The Oklahoma Supreme Court has agreed to hear the Company's appeal. Management believes that damages, if any, related to this matter would not have a material effect on the Company's consolidated results of operations and financial position.

In addition to the above case, the Company and certain of its subsidiaries are defendants in lawsuits involving claims and disputes with policyholders that may include claims seeking punitive damages. Some of these lawsuits arise in jurisdictions such as Alabama where juries sometimes award punitive damages grossly disproportionate to the actual damages alleged. Although no assurances can be given and no determinations can be made at this time as to the outcome of any particular lawsuit or proceeding, the Company and its subsidiaries believe that there are meritorious defenses for these claims and are defending them vigorously. Management believes that the amounts that would ultimately be paid, if any, would have no material effect on the Company's consolidated results of operations and financial position.



Report of Independent Auditors

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheet of Kansas City Life Insurance Company (the Company) as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, the Company changed its method of accounting for investments and postemployment benefits in 1994.

Kansas City, Missouri
January 27, 1997





Kansas City Life Variable Life Separate Account
Balance Sheet




                                                                December 31
Assets                                                             1996
Investments:                                                   (in thousands)
  Federated Advisors -Federated Insurance Series
    American Leaders Fund II - 4,290 shares at net asset
      value of $15.26 per share (cost $60,000)                      $    65
    High Income Bond Fund II - 3,880 shares at net asset value of
      $10.24 per share (cost $39,000)                                    40
    Prime Money Fund II - 145,938 shares at net asset value of
      $1.00 per share (cost $146,000)                                   146
    Massachusetts Financial Services - MFS Variable Insurance Trust
      Research Series - 20,263 shares at net asset value of $13.13 per
       share (cost $253,000)                                            266
    Emerging Growth Series - 24,465 shares at net asset value of
      $13.24 per share (cost $322,000)                                  324
    Total Return Series - 6,118 shares at net asset value of $13.71
      per share (cost $80,000)                                           84
    Bond Series - 1,916 shares at net asset value of $10.06 per
      share (cost $19,000)                                               19
    World Governments Series - 1,070 shares at net asset value of
      $10.58 per share (cost $11,000)                                    11
    Utilities Series - 3,794 shares at net asset value of $13.66 per
      share (cost $51,000)                                               52
    American Century, Inc. -  TCI Portfolios
      Growth - 12,180 shares at net asset value of $10.24 per
     share (cost $129,000)                                              125
    International - 12,745 shares at net asset value of $5.96
                        per share (cost $72,000)                         76


        Total Assets                                                 $1,208



See accompanying Notes to Financial Statements

Kansas City Life Variable Life Separate Account
Balance Sheet
(continued)



                                                                  December 31
                                                                     1996
Net Assets                                                       (in thousands)
Federated Advisors -Federated Insurance Series
  American Leaders Fund II - 5,545 units at a unit
    value of $11.81 per unit                                        $    65
  High Income Bond Fund II - 3,559 units at a unit
    value of $11.16 per unit                                             40
  Prime Money Fund II - 14,101 units at a unit value
    of $10.35 per unit                                                  146
Massachusetts Financial Services - MFS Variable Insurance Trust
  Research Series - 21,932 units at a unit value of
$12.13 per unit                                                         266
  Emerging Growth Series - 27,889 units at a unit
    value of $11.61 per unit                                            324
  Total Return Series - 7,396 units at a unit value
    of $11.34 per unit                                                   84
  Bond Series - 1,900 units at a unit value of
    $10.14 per unit                                                      19
  World Governments Series - 1,092 units at a unit value
    of $10.37 per unit                                                   11
  Utilities Series - 4,438 units at a unit value of
    $11.68 per unit                                                      52
American Century, Inc. -  TCI Portfolios
  Growth - 12,721 units at a unit value of
    $9.80 per unit                                                      125
  International - 6,695 units at a unit value of
    $11.34 per unit                                                      76

Total Net Assets                                                    $ 1,208



See accompanying Notes to Financial Statements



Kansas City Life Variable Life Separate Account
Statement of Operations and Changes in Net Assets
Period from January 29, 1996 (inception) to December 31, 1996
(in thousands)


                                    Federated Insurance Series   MFS VariableInsurance Trust       TCI Portfolios
                                              High
                                    American Income  Prime              Emerging    Total         World
                                    Leaders  Bond    Money     Research Growth     Return Bond   Gov'ts Utilities
                                    Fund II  Fund II Fund II   Series   Series    Series Series Series Series  Growth Int'l Total

Investment Income:
 Dividend Distributions          $       -        1       5         -       -        1      1      1      1       -     -   10
 Capital Gains Distributions             -        -       -         4       3        1      -      -      3       -     -   11
 Realized Gain (Loss) on Investments     -        -       -         -       -        -      -      -      -       -     -    -
 Unrealized Appreciation
  (Depreciation) on Investments          5        1       -        13       2        4      -      -      1      (4)    4   26
Net Investment Income                    5        2       5        17       5        6      1      1      5      (4)    4   47

Expenses:
 Mortality and Expense Fees              -        -       1         1       1        -      -      -      -       -     -     3
 Contract Expense Charges                5        4      62        22      33        5      3      3      4      12     8   161

  Expenses                               5        4      63        23      34        5      3      3      4      12     8   164

  Increase (Decrease) in Net
   Assets from Operations                -       (2)    (58)       (6)    (29)       1     (2)     (2)    1     (16)   (4) (117)
Deposits                                12       12   1,019        73     105       11      9       6    14      44    25 1,330

Payments and Withdrawals:
 Withdrawals                             -       (2)      -         -       -        -     (3)      -      -      -     -    (5)
 Transfers In (Out)                     53       32    (815)      199     248       72     15       7     37     97    55     -
  Total Payments and Withdrawals        53       30    (815)      199     248       72     12       7     37     97    55    (5)

Net Assets:
 Net Increase                           65       40     146       266     324       84     19      11     52    125    76 1,208
Beginning of Period                      -        -       -         -       -        -      -       -      -      -     -     -

  End of Year                     $     65       40     146       266     324       84     19      11     52    125    76 1,208


See accompanying Notes to Financial Statements
Notes to Financial Statements


1.      Organization and Significant Accounting Policies

        Organization

Kansas City Life Variable Life Separate Account, marketed as Century II Variable Universal Life, (the Account) is a separate account of Kansas City Life Insurance Company (KCL). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. Deposits were first received into the Account in January 1996. All deposits received by the Account have been directed by the contract owners into subaccounts of three series-type mutual funds, as listed below, or into KCL's Fixed Account.

                Federated Insurance Series

American Leaders Fund II        Long-term growth of capital
High Income Bond Fund II        High current income
Prime Money Fund II             Current income with stability of principal and
                                liquidity

                MFS Variable Insurance Trust

MFS Research Series             Long-term growth of capital and future income
MFS Emerging Growth Series      Long-term growth of capital
MFS Total Return Series         Income and opportunities for growth of capital
                                and income
MFS Bond Series                 Current income and protection of shareholders'
                                capital
MFS World Governments Series    Preservation and growth of capital with moderate
                                current income
MFS Utilities Series            Capital growth and current income

                TCI Portfolio, Inc.

TCI Growth                      Capital growth through investment in common
                                stocks
TCI International               Capital growth through investment in foreign
                                securities


        Basis of Presentation and Use of Estimates

The inception date of the plan was January 29, 1996. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results c ould differ from those estimates.


        Reinvestment of Dividends

Interest and dividend income and capital gains distributions paid by the mutual funds to the Account are reinvested in additional shares of each respective subaccount. Capital gains distributions are recorded as income on the date of receipt.





Notes to Financial Statements (continued)

        Federal Income Taxes

Under current law, no Federal income taxes are payable with respect to the Account.

        Investment Valuation

Investments in mutual fund shares are carried in the balance sheet at quoted market value (net asset value of the underlying mutual fund). The average cost method is used to determine gains and losses.

The aggregate purchases and proceeds from sales, and the related number of shares involved, are shown below for the period from January 29, 1996 (inception) to December 31, 1996.

                                 Cost of      Proceeds          Shares
                                 Purchases    from Sales    Purchased   Sold
                                                  (in thousands)

    American Leaders Fund II      $  69            9           4,936        646
    High Income Bond Fund II         59           20           5,946      2,066
    Prime Money Fund II           1,354        1,208       1,353,623  1,207,685
    MFS Research                    338           85          26,925      6,662
    MFS Emerging Growth Series      425          103          32,224      7,759
    MFS Total Return Series          91           11           6,949        831
    MFS Bond Series                  26            7           2,573        657
    MFS World Governments Series     15            4           1,491        421
    MFS Utilities Series             83           32           6,138      2,344
    TCI Growth                      156           27          14,700      2,520
    TCI International                88           16          15,517      2,772


2.      Accumulation Unit Value

The unit values and the number of units outstanding for each subaccount follow.

                                               Unit Value         Number of
                                                  as of           Units as of
                                         December 31  January 29  December 31
                                            1996         1996         1996
    American Leaders Fund II              $11.81        10.00        5,545
    High Income Bond Fund II               11.16        10.00        3,559
    Prime Money Fund II                    10.35        10.00       14,101
    MFS Research Series                    12.13        10.00       21,932
    MFS Emerging Growth Series             11.61        10.00       27,889
    MFS Total Return Series                11.34        10.00        7,396
    MFS Bond Series                        10.14        10.00        1,900
    MFS World Governments Series           10.37        10.00        1,092
    MFS Utilities Series                   11.68        10.00        4,438
    TCI Growth                              9.80        10.00       12,721
    TCI International                      11.34        10.00        6,695

Notes to Financial Statements (continued)


3.      Variable Life Contract Charges

KCL deducts an administrative fee for each contract of $26 per month for the first 12 months and $6 per month thereafter. A deduction for insurance costs also is made monthly and is based on the insured's attained age, sex, rating class and policy v alue. Mortality and expense risks assumed by KCL are compensated for by a fee equivalent to an annual rate of 0.9 percent of the asset value of each contract.

Premium taxes of 2.25 percent of premium receipts are deducted from these receipts prior to their transfer to the separate accounts. Other charges are deducted from each contract when certain events occur, such as the seventh fund transfer in a cont ract year or the second transfer of funds from the Fixed Account in a contract year.

A contingent deferred sales charge is assessed against certain withdrawals during the first fifteen years of the contract. During 1996, there were no surrender charges and other contract charges totaled $164,000.



Report of Independent Auditors

The Contract Owners of Kansas City Life Variable
Life Separate Account and The Board of Directors of Kansas City Life Insurance Company

We have audited the accompanying balance sheet of Kansas City Life Variable Life Separate Account (the Company) as of December 31, 1996, and the related statement of operations and changes in net assets for the period from January 29, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1996 by correspondence with the custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Life Variable Life Separate Account at December 31, 1996, and the results of its operations and changes in its net assets for the period from January 29, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.




Ernst & Young LLP

March 25, 1997


Supplement Dated September 10, 1996,
to Prospectus Dated May 1, 1996
Kansas City Life Variable Life Separate Account
Variable Universal Life Contract
Maryland

For contracts sold in the state of Maryland, the prospectus is supplemented as follows:

The definitions for "No-Lapse Monthly Premium" and "No-Lapse Payment Period" are added to page 6 of the prospectus and are as follows:

No-Lapse Monthly Premium - An amount used to measure premium payments paid for purpose of determining whether the guarantee that your Contract will not lapse during the No-Lapse Payment Period is in effect.

No-Lapse Payment Period - The period of time during which we guarantee that your Contract will not lapse if the No Lapse Monthly Premiums are paid.

The following wording is added after the "Guaranteed Payment Period and Guaranteed Monthly Premium" section of the prospectus on page 19:

No-Lapse Monthly Premium and No-Lapse Payment Period - In addition to the Guaranteed Payment Period described above, there is a fifteen year No-Lapse Payment Period. A No-Lapse Payment Period is the period during which
Kansas City Life guarantees that the Contract will not lapse if the amount of total premiums paid is greater than or equal to the sum of:(1) the accumulated No-Lapse Monthly Premiums in effect on each prior Monthly Anniversary Date, and (2) an amount equal to the sum of any partial surrenders taken and Indebtedness under the Contract. The No-Lapse Payment Periods are fifteen years following the Contract Date and fifteen years following the effective date of an increase in the Specified Amount. The No-Lapse Monthly Premium is shown in the Contract. The per $1,000 No Lapse Monthly Premium factors for the Specified Amount vary by risk class, issue age, and sex. Additional premiums for substandard ratings and supplemental and/or rider benefits are included in the No-Lapse Monthly Premium. However, upon a change to the Contract, Kansas City Life will recalculate the No-Lapse Monthly Premium and will notify you of the new No-Lapse Monthly Premium and amend your Contract to reflect the change.

The following paragraph is added to the "Premium Payments Upon Increase in Specified Amount" section on page 19 of the prospectus:

A new No-Lapse Payment Period begins on the effective date of an increase in Specified Amount. You will be notified of the new No-Lapse Monthly Premium for this period.

The "After the Guaranteed Payment Period" section on page 20 of the prospectus is deleted and replaced with the following:

After the Guaranteed Payment Period but during the No-Lapse Payment Period - A grace period starts if on any Monthly Anniversary Day the Cash Surrender Value is less than the amount of the Monthly Deduction and the accumulated premiums paid as of the Monthly Anniversary Date are less than required to guarantee the Contract will not lapse during the No-Lapse Payment Period.

After the No-Lapse Period - A grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A premium sufficient to provide a Cash Surrender Value equal to three Monthly Deductions must be paid during the grace period to keep the Contract in force.

The following paragraph is added to the "Changes in Specified Amount" section on page 30 of the prospectus:

In addition, a new No-Lapse Payment Period will begin on the effective date of the increase and will continue for fifteen years. The Contract's No-Lapse Monthly Premium will be recalculated to reflect the increase. If a No-Lapse Payment Period is in effect, the Contract's No-Lapse Monthly Premium will also generally be increased. See "No-Lapse Monthly Premium and No-Lapse Payment Period" above.

The "Special Transfer Right" shown on page 21 of the prospectus is deleted and replaced with the following:

Right to Exchange - During the first 24 Contract Months following the Contract Date and during the first 24 Contract Months following the effective date of an increase to the Specified Amount, the Owner may exercise a one-time Right to Exchange by requesting that this Contract be exchanged for any flexible premium fixed benefit policy we offer for exchange on the Contract Date.



PART II


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     The By-Laws of Kansas City Life Insurance Company provide, in part, in
Article XII:

     1. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer or employee of the Company, or is or was serving at the request of the Company as a Director, Officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     2. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer or employee of the company, or is or was serving at the request of the company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Missouri law authorizes Missouri corporations to provide indemnification to directors, officers and other persons.

     Kansas City Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of Kansas City Life and its subsidiaries and affiliates may incur in acting as directors and officers.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                   REPRESENTATIONS RELATING TO FEES AND CHARGES

Kansas City Life Insurance Company hereby represents that the fees and charges deducted under the contracts described in the post-effective amendment are, in the aggregrate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by Kansas City Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of 67 pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representations relating to fees and charges.
     The signatures.
     Written consents of the following persons:
      (a) C. John Malacarne, Esq.
      (b) Mark A. Milton, Vice President and Associate Actuary
      (c) Sutherland, Asbill & Brennan.
      (d) Independent Auditors.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

1.A. (1) Resolutions of the Board of Directors of Kansas City Life Insurance Company establishing the Kansas City Life Variable Life Separate Account.*
     (2)  Not applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Kansas City Life Insurance Company and Sunset Financial Services, Inc..**
          (b)       Not applicable.
          (c)       Schedule of Sales Commissions.
     (4)  Not applicable.
     (5)  (a)       Specimen Contract Form.*
          (b)       Disability Continuance of Insurance Rider.
          (c)       Accidental Death Rider.
          (d)       Option to Increase Specified Amount Rider.
          (e)       Spouse's Term Insurance Rider.
          (f)       Children's Term Insurance Rider.
          (g)       Other Insured Term Insurance Rider.
          (h)       Extra Protection Rider.
          (i)       Disability Premium Benefit Rider.
          (j)       Temporary Life Insurance Agreement.*
          (k)       Limited Aviation Rider.
          (l)       Unisex Contract Amendment.
     (6)  (a)       Articles of Incorporation of Bankers Life Association of
Kansas City.*
          (b) Restated Articles of Incorporation of Kansas City Life Insurance Company.*
          (c)       By-Laws of Kansas City Life Insurance Company.*
     (7)  Not applicable.
     (8)  (a)       Agreement between Kansas City Life Insurance Company, MFS
Variable Insurance Trust, and Massachusetts Financial Services Company.*
          (b) Agreement between Kansas City Life Insurance Company, TCI Portfolios, Inc. and Investors Research Corporation.*
          (c) Agreement between Kansas City Life Insurance Company, Insurance Management Series, and Federated Securities Corp.*

          (d) Agreement between Kansas City Life Insurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and The Dreyfus Life and Annuity Index Fund, Inc.

     (9)  Not Applicable.
     (10) Application Form.*
     (11) Memorandum describing issuance, transfer, and redemption procedures.

B.   Not applicable.

C.   Not applicable.

2. Opinion and consent of C. John Malacarne, Esq., as to the legality of the securities being registered.
3.   Not applicable.
4.   Not applicable.
5.   Not applicable.
6. Opinion and consent of Mark A. Milton, Vice President and Associate Actuary, as to actuarial matters pertaining to the securities being registered.
7.   (a)  Consent of Ernst & Young LLP.
     (b)  Consent of Sutherland, Asbill & Brennan.
     (c)  Consent of C. John Malacarne.  See Exhibit 2.

______________________
* Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-95354) for Kansas City Life Variable Life Separate Account filed on August 2, 1995.

**   Incorporated herein by reference to Pre-Effective Amendment No. 1 to the
Form N-4 Registration Statement (File No. 33-89984) for Kansas City Life Variable Annuity Separate Account filed on August 25, 1995.

*** Incorporated herein by reference to Pre-Effective Amendment No. 1. to the Form S-6 Registration Statement (File No. 33-95354) for Kansas City Variable Life Separate Account filed on December 19, 1995.

**** Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-95354) filing for Kansas City Life Variable Life Separate Account filed on April 18, 1997.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Kansas City Life Insurance Company certifies that it meets all of the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kansas City and the State of Missouri, on the 28th day of April, 1997.

[SEAL]                                     Kansas City Life Insurance Company


Attest /s/ C. John Malacarne               By: /s/ W. E. Bixby
C. John Malacarne                          W. E. Bixby, President


Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 2 to the Registraton Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                              Date


/s/ W. E. Bixby           Vice Chairman of the Board,        April 28, 1997
W. E. Bixby               President, CEO, and Director
                          (Principal Executive Officer)


/s/ Richard L. Finn       Senior Vice President, Finance     April 28, 1997
Richard L. Finn           Director
                          (Principal Financial Officer)


/s/ John K. Koetting      Vice President and Controller      April 28, 1997
John K. Koetting          (Principal Accounting Officer)


/s/ R. Philip Bixby       Senior Vice President, Operations  April 28, 1997
R.  Philip Bixby          and Director


/s/Daryl D. Jensen       Director                           April 28, 1997
Daryl D.  Jensen


/s/ Francis P. Lemery     Director                           April 28, 1997
Francis P.  Lemery


/s/ C. John Malacarne     Director                           April 28, 1997
C.  John Malacarne


/s/ Jack D. Hayes         Director                           April 28, 1997
Jack D.  Hayes

/s/ J. R. Bixby           Director                           April 28, 1997
J.R.  Bixby

___________________       Director                           April   , 1997
Webb R.  Gilmore


___________________       Director                           April   , 1997
Warren J.  Hunzicker, M.D.


___________________        Director                           April   , 1997
Michael J.  Ross


___________________       Director                            April   ,1997
E. Larry Winn, Jr.

/s/ Nancy Bixby Hudson    Director                           April 28, 1997
Nancy Bixby Hudson

                              Exhibit Index List

1.A.(11)  Memorandum describing issuance, transfer and redemption procedures

2. Opinion and consent of C. John Malacarne as to the legality of the securities being registered
6. Opinion and consent of Mark A. Milton, Vice President and Associate Actuary, as to actuarial matters pertaining to the securities being registered
7.(a)     Consent of Ernst & Young LLP
7.(b)     Consent of Sutherland, Asbill & Brennan
8.        Undertaking

April 1997

DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES FOR CONTRACTS

PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

FOR FLEXIBLE PREMIUM LIFE INSURANCE CONTRACTS

ISSUED BY

KANSAS CITY LIFE INSURANCE COMPANY

This document sets forth the current administrative procedures that will be followed by Kansas City Life Insurance Company ("Kansas City Life") in connection with its issuance of individual flexible premium variable life insurance contracts (the "Contracts"), the transfer of assets held thereunder, and the redemption by Contract owners (the "Owners") of their interests in those Contracts. Capitalized terms used herein have the same meaning as in the prospectus for the Contract that is included in the current registration statement on Form S-6 for the Contract as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. Procedures Relating to Purchase and Issuance of the Contracts and Acceptance of Premiums

A. Offer of the Contracts, Applications, Initial Net Premiums, and Issuance of the Contracts

1. Offer of the Contracts. The Contracts will be offered and sold for premiums pursuant to established premium schedules and underwriting standards in accordance with state insurance laws.
Premiums for the Contracts and related insurance charges will not be the same for all Owners selecting the same Specified
Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays a premium and related insurance charges commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, level of specified amount, health and occupation. A uniform premium and insurance charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same risk class and same band for cost of insurance rates. A description of the Monthly Deduction under the Contract, which includes charges for cost of insurance and for supplemental benefits, is in Appendix A to this memorandum.

2. Application. To purchase a Contract, the Owner must complete an application and submit it through an authorized Kansas City Life agent. An application will not be deemed to be complete unless all required information, including without limitation age, sex, and medical and other background information, has been provided in the application.

If the applicant is eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and the application has been approved, with certain limitations, as long as an initial premium payment accompanies the TIA. In accordance with Kansas City Life's underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial premium will be returned to the applicant.

3. Payment of Minimum Initial Premium and Determination of Contract Date. With the TIA, the applicant must pay an initial premium payment at the time of application that is at least equal to two Guaranteed Monthly Premiums (one Guaranteed Monthly Premium is required for Contracts when premium payments will be made under a pre-authorized payment arrangement). The minimum initial premium payment required depends on a number of factors, such as the age, sex and risk class of the proposed Insured, the Initial Specified Amount, any supplemental and/or rider benefits and the Planned Periodic Premium payments the Owner proposes to make. (See "Planned Periodic Premiums," below.)

In general, policies that are submitted with the required premium payment (and the premium payment is submitted in "good order") will have a Contract Date which will be the date of the TIA. However, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the date will be set t the 1st of the next following month. For Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to two days, unless the approval is the 27th, 28th or 29th of the month in which case then the Contract Date would be the first of the next month. There are several exceptions to these rules based on the type of billing, whether the contract involves a conversion and/or whether the specified amount exceeds $250,000.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB) -- Premium with Application
If PAC or CB is requested and the initial premium is taken with the application, the Contract Date will be the later of the TIA date or the first of the month of approval. Combined Billing is a billing where more than one Kansas City Life contract is billed together.

Combined Billing (CB)--No Premium With Application
If CB is requested and the initial premium is not taken with the application, the Contract Date will be the earlier of the 1st month after the Contract is approved or the date the initial premium is received. However, if approval occurs on the 1st, 2nd, 3rd, 4th or 5th of the month the Contract Date will be the first of the same month that the Contract is approved. In addition, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the date will be set to the 1st of the following month.

Government Allotment (GA) and Federal Allotment (FA)
If GA or FA is requested on the application and an initial premium is taken with the application, the Contract Date will be the 1st of the month of approval. If GA or FA is requested and no initial premium is received the Contract Date will be the first of the month for which a full monthly allotment is received.

Conversions
If a Kansas City Life term insurance product is converted to a new Contract the Contract Date will be the date that the previous contract was paid to. If there is more than one term policy being converted, the Contract Date will be determined by the contract with the earliest date that premiums were paid to.

Specified Amount Exceeds $250,000
If the specified amount requested exceeds $250,000 and an initial premium is taken with the application, the Contract Date will be the later of the TIA date of the 1st of the month of approval.

Kansas City Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

An initial premium will not be accepted from applicants that are not eligible for TIA coverage. Coverage under the Contract begins on the Contract Date, and Kansas City Life will deduct Contract charges as of the Contract Date.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age. In no case may the Contract Date be more than six months prior to the date the application was completed. Monthly Deductions will be charged from the Contract Date.

If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and the application has been approved. (For a discussion of underwriting requirements, see "Underwriting Requirements" below). Kansas City Life will deduct contract charges as of the Contract Date.

4. Underwriting Requirements. Kansas City Life requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available issue ages are 0 through 80 on a standard nonsmoker basis, 15 through 80 on a preferred nonsmoker basis, and 15 through 80 on a smoker basis. Age is determined on the Insured's age last birthday on the Contract Date. The minimum Specified Amount is $100,000 for issue ages 0 through 49. The minimum Specified Amount is $50,000 for issue ages 50 through
80. Acceptance of an application depends on Kansas City Life's underwriting rules, and Kansas City Life reserves the right to reject an application.

5. Determination of Owner of the Contract. The Owner of the Contract may exercise all rights provided under the Contract.
The Insured is the Owner, unless a different Owner is named in the application. The Owner may by Written Notice name a contingent Owner or a new Owner while the Insured is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner, who will become the Owner if the Owner dies. The Owner may also be changed prior to the Insured's death by Written Notice satisfactory to Kansas City Life.

B.      Payment and Acceptance of Additional Premiums

1. Generally. Additional unscheduled premium payments can be made at any time while the Contract is in force. Kansas City
Life has the right to limit the number and amount of such premium payments and to require satisfactory evidence of insurability prior to accepting unscheduled premiums. A loan repayment must be clearly marked as such or it will be credited as a premium. No premium payment will be accepted after the Maturity Date.

2. Procedures for Accepting Additional Premium Payments. Premium payments must be made by check payable to Kansas City Life Insurance Company or by any other method that Kansas City Life deems acceptable. Kansas City Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

Total premiums paid may not exceed premium limitations for life insurance set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will notify the Owner if a premium payment exceeds this limit and will cause the Contract to violate the definition of insurance. The Owner may choose to take a refund of the portion of the premium payment that is determined to be in excess of applicable limitations, or the Owner may submit an application to modify the Contract so it continues to qualify as a contract for life insurance.
Modifying the Contract may require evidence of insurability. (See "Underwriting Requirements" above.) Kansas City Life will monitor Contracts and will attempt to notify the Owner on a timely basis if premiums paid under a Contract exceed the "7-Pay Test" as set forth in the Internal Revenue Code and, therefore, the Contract is in jeopardy of becoming a modified endowment contract.

3. Planned Periodic Premiums. When applying for a Contract, the Owner selects a plan for paying level premium payments at specified intervals, e.g., monthly, quarterly, semi-annually or annually. If the Owner elects, Kansas City Life will also arrange for payment of Planned Periodic Premiums on a monthly or quarterly basis under a pre-authorized payment arrangement. The Owner is not required to pay premium payments in accordance with these plans; rather, the Owner can pay more or less than planned or skip a Planned
Periodic Premium entirely. Each premium after the initial premium must be at least $25. Kansas City Life may increase this minimum limit 90 days after sending the Owner a Written
Notice of such increase. Subject to the limits described above, the Owner can change the amount and frequency of Planned
Periodic Premiums by sending Written Notice to the Home Office.
Kansas City Life, however, reserves the right to limit the amount of a premium payment or the total premium payments paid, as discussed above.

4. Guaranteed Payment Period and Guaranteed Monthly Premium. A Guaranteed Payment Period is the period during which Kansas City Life guarantees that the Contract will not lapse if the amount of total premiums paid is greater than or equal to the sum of: (1) the accumulated Guaranteed Monthly Premiums in effect on each prior Monthly Anniversary Day, and (2) an amount equal to the sum of any partial surrenders taken and Indebtedness under the Contract. The Guaranteed Payment Periods are five years following the Contract Date and five years following the effective date of an increase in the Specified Amount.

The Guaranteed Monthly Premium is shown in the Contract. The per $1,000 Guaranteed Monthly Premium factors for the Specified Amount vary by risk class, issue age, and sex. Additional premiums for substandard ratings and supplemental and/or rider benefits are included in the Guaranteed Monthly Premium. However, upon a change to the Contract, Kansas City Life will recalculate the Guaranteed Monthly Premium and will notify the Owner of the new Guaranteed Monthly Premium and amend the Owner's Contract to reflect the change.

5. Premium Payments Upon Increase in Specified Amount. A new Guaranteed Payment Period begins on the effective date of an increase in Specified Amount. The Owner will be notified of the new Guaranteed Monthly Premium for this period. Depending on the Contract Value at the time of an increase in the Specified Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of Planned Periodic Premiums may be advisable.

6. Premium Payments to Prevent Lapse. Failure to pay Planned Periodic Premiums will not necessarily cause a Contract to lapse. Conversely, paying all Planned Periodic Premiums will not guarantee that a Contract will not lapse.
The conditions that will result in the Owner's Contract lapsing will vary, as follows, depending on whether a Guaranteed Payment Period is in effect.

a. During the Guaranteed Payment Period. A grace period starts if on any Monthly Anniversary Day the Cash Surrender Value is less than the amount of the Monthly Deduction and the accumulated premiums paid as of the Monthly Anniversary Day are less than required to guarantee the Contract will not lapse during the Guaranteed Payment Period. The premium required to keep the Contract in force will be an amount equal to the lesser of: (1) the amount to guarantee the Contract will not lapse during the Guaranteed Payment Period less the accumulated premiums paid; and (2) an amount sufficient to provide a cash surrender value equal to three Monthly Deductions.

b. After the Guaranteed Payment Period. A grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A premium sufficient to provide a cash surrender value equal to three Monthly Deductions must be paid during the grace period to keep the Contract in force.

7. Grace Period. The grace period is a 61-day period to make a premium payment sufficient to prevent lapse. Kansas City Life will send notice of the amount required to be paid during the grace period to the Owner's last known address and the address of any assignee of record. The grace period will begin when the notice is sent. The Owner's Contract will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death (and for any Indebtedness). If the grace period premium payment has not been paid before the grace period ends, the Owner's Contract will lapse. It will have no value and no benefits will be payable.

A grace period also may begin if Indebtedness becomes excessive.

C.      Allocation and Crediting of Initial and Additional Premiums

1. The Separate Account, Subaccounts, and Fixed Account. The variable benefits under the Contracts are supported by the Kansas City Life Variable Life Separate Account (the "Variable Account"). The Variable Account currently consists of fourteen Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund Portfolio that is part of one of the following Funds: MFS Variable Insurance Trust ("MFS Trust"), American Century Variable Portfolios Inc. ("American Century Variable Portfolios), Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund. Each Fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Owners also may allocate Contract Value to Kansas City Life's general account (the "Fixed Account"). Additional Subaccounts may be added from time to time to invest in portfolios of MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund or any other investment company.

2. Allocations Among the Accounts. Net Premiums and Contract Value are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures.

a. General. In the Contract application, the Owner specifies the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of the allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which premiums may be allocated. The Owner can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. The change will apply to premium payments received with or after receipt of that Written Notice.

b. Allocation of Initial Premium. On the Allocation Date, the initial Net Premium will be allocated to the Money Market Subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and an application has been approved, or the date the initial premium is received in good order at the Home Office. Kansas City Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required. If any additional premiums are received in good order before the Reallocation Date (as defined below), the corresponding Net Premiums also will be allocated to the Money Market Subaccount.

The "free-look" period under the Contract is assumed to end on the Reallocation Date, and on that date, Contract Value in the Money Market Subaccount will be allocated to the Subaccounts and to the Fixed Account based on the Net Premium allocation percentages specified in the application. The Reallocation Date is 30 days after the Allocation Date.

c. Allocation of Additional Premiums. Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Day they are received at Kansas City Life's Home Office, except if additional underwriting is required. Premium payments requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the premium payment has been accepted. (See "Underwriting Requirements" above). If the additional premium payment is rejected, Kansas City Life will return the premium payment immediately, without any adjustment for investment experience.

II.     Transfers Among Accounts

        A.      Transfer Privilege

1. General. After the Reallocation Date and prior to the Maturity Date, the Owner may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of an amount in the Fixed Account to the Subaccount(s), subject to the restrictions described below. Kansas City Life will make the transfer on the date that it receives Written Notice requesting such transfer.

2. General Restrictions on Transfer Privilege. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account.

There is no limit on the number of transfers that can be made among Subaccounts or to the Fixed Account. However, only one transfer may be made from the Fixed Account each Contract Year. (For a description of those restrictions, see "Restrictions on Transfers from Fixed Account," below.) The first six transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. Kansas City Life will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Request (or telephone request described below) is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to the Owner's instructions.

3. Restrictions on Transfers from Fixed Account. One transfer each Contract Year is allowed from the Fixed Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case Kansas City Life will transfer the entire amount.

B.      Telephone Transfer, Premium Allocation Changes and Loan Privileges

1. Election of the Program. Transfers, changes in premium allocation and loan requests will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to Kansas City Life. Kansas City Life reserves the right to suspend telephone transfer, premium allocation and/or loan privileges at any time, for any reason, if it deems such suspension to be in the best interests of Contract Owners.


2. Procedures Employed to Confirm Genuineness of Telephone Transfer, Premium Allocation Changes and Loan Privileges Instructions. Kansas City Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if Kansas City Life follows those procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. Kansas City Life may be liable for such losses if it does not follow those reasonable procedures. The procedures Kansas City Life will follow for telephone transfers, premium allocation changes and loans include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

C.      Dollar Cost Averaging Plan

1. General. The Dollar Cost Averaging Plan, if elected, enables the Owner to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the Money Market Subaccount to other Subaccounts. At least $250 must be transferred from the Money Market Subaccount each month. The required amounts may be allocated to the Money Market Subaccount through initial or subsequent premium payments or by transferring amounts into the Money Market Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

2. Election and Operation of the Program. The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to Kansas City Life. The election form allows the Owner to specify the number of months for the Dollar Cost
Averaging Plan to be in effect. Dollar cost averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date or the date The Owner requests. Dollar cost averaging will terminate at the completion of the designated number of months or the day Kansas City Life receives Written Notice instructing Kansas City Life to cancel the Dollar Cost Averaging Plan.

Transfers made from the Money Market Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.

D.      Portfolio Rebalancing Plan

1. General. The Owner may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which the Portfolio Rebalancing Plan commences.

2. Election and Operation of the Plan. If elected, this plan automatically adjusts the Owner's Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. If the Dollar Cost Averaging Plan has been elected and has not been completed, the Portfolio Rebalancing Plan will commence on the Monthly Anniversary Day following the termination of the Dollar Cost Averaging Plan. If the Contract Value is negative at the time portfolio rebalancing is scheduled, the re-distribution will not be completed.

III. "Redemption" Procedures: Full and Partial Surrenders, Maturity Benefit, Death Benefits, and Loans

A.      "Free-Look" Period

The Owner may cancel the Contract for a refund during the "free-look" period. This period expires 10 days after the Owner receives the Contract, 45 days after the application for the Contract is signed, or 10 days after Kansas City Life mails or delivers a Notice of Withdrawal Right (described below), whichever is latest. If the Owner decides to cancel the Contract, the Owner must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will be deemed void from the beginning. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund premiums paid. In some states we may be required to refund the greater of Contract Value and premiums paid.

In addition, the Owner may cancel an increase in Specified Amount that the Owner has requested within 10 days after the Owner receives the adjusted Contract, within 45 days after the date the application for the increased coverage is signed, or within 10 days after Kansas City Life mails the Notice of Withdrawal Right for the Specified Amount increase, whichever is latest. The Specified Amount increase will be canceled from its beginning and any charges attributable to the increase will be returned to Contract Value.

B.      Notice of Withdrawal Right Required by Rule 6e-3(T)(b)(13)(viii)

Upon issuance of a Contract, Kansas City Life will send by first class mail or personal delivery to the Contract Owner a written document containing (i) a notice of the right to return the Contract to Kansas City Life or to one of its authorized agents before the latest of: (a) 10 days after the Owner receives the Contract; (b) 45 days after the application for the Contract is signed; and
(c) 10 days after Kansas City Life mails or delivers such notice of the right to return the Contract to the Owner; (ii) a statement of Contract fees and other charges and an illustration of guideline annual premiums, death benefits, and cash surrender values applicable to the age, sex, and risk class of the Insured; and (iii) a form of request for refund of gross premiums paid on the Contract setting forth (a) instructions as to the manner in which a refund may be obtained, including the address to which the request form should be mailed; and
(b) spaces necessary to indicate the date of such request, the Contract number, and the signature of the Contract Owner.

C.      Surrendering the Contract for Cash Surrender Value

The Owner may surrender the Contract at any time for its Cash Surrender Value by submitting a written request to the Home Office. Kansas City Life may require return of the Contract. A Surrender Charge may apply. A surrender request will be processed as of the date the Owner's written request and all required documents are received. Payment will generally be made within seven calendar days. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. The Owner's Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated.

D.      Partial Surrenders

1. General. The Owner may make partial surrenders under the contract at any time, subject to the conditions below. The Owner must submit a Written Request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. This charge will be deducted from the Owner's Contract Value along with the amount requested to be surrendered and will be considered part of the surrender (together, "partial surrender amount"). As of the date Kansas City Life receives a Written Request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.

2. Allocation of Partial Surrender Among the Accounts. When the Owner requests a partial surrender, the Owner can direct how the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account. If the Owner provides no directions, the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account on a pro-rata basis.

3. Effect of Partial Surrender on Death Benefit. If Coverage Option A is in effect, Kansas City Life will reduce the Specified Amount by an amount equal to the partial surrender amount, less the excess, if any, of the Death Benefit over the Specified Amount at the time the partial surrender is made. If the partial surrender amount is less than the excess of the Death Benefit over the Specified Amount, the Specified Amount will not be reduced. Kansas City Life reserves the right to reject a partial surrender request if the partial surrender would reduce the Specified Amount below the minimum amount for which the Contract would be issued under Kansas City Life's then-current rules, or if the partial surrender would cause the Contract to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Kansas City Life.

4. Date Partial Surrender Requests Are Processed. Partial surrender requests will be processed as of the date the Owner's written request is received in good order, and generally will be paid within seven calendar days. A written request for a partial surrender will be deemed to be good order when, among other things, all required supporting documentation has been received.

E.      Surrender Charge

During the first fifteen Contact Years, a Surrender Charge will be deducted from the Contract Value if the Contract is completely surrendered or lapses or the Specified Amount is reduced (including when a partial surrender reduces the Specified Amount). The Surrender Charge is the sum of two parts, the Deferred Sales Load and the Deferred Administrative Expense. The total Surrender Charge will not exceed the maximum Surrender Charge set forth in the Contract. An additional Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from a Specified Amount increase, starting with the effective date of the increase.

Any Surrender Charge deducted upon lapse is credited back to the Contract Value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Contract was lapsed will not count.

1. Deferred Sales Load. The Deferred Sales Load is 30% of actual premiums paid up to a maximum premium amount shown in the Contract. The maximum premium amount shown in the Contract is based on the issue Age, sex, Specified Amount, and smoking class applicable to the Insured. If the Owner increases the Contract's Specified Amount, a separate Deferred Sales Load will apply to the Specified Amount increase, based on the Insured's Age, sex, and smoking class at the time of the increase.

The Deferred Sales Load in the first nine years of the Surrender Charge period is 30% of actual premiums paid up to the maximum premium amount shown in the Contract. After the ninth year of the Surrender Charge Period, the Deferred Sales Load declines until it reaches 0% in the fifteenth year of the Surrender Charge period.

Notwithstanding the sales load applicable during a Surrender Charge period, the Deferred Sales Load that applies during the first two years of a Surrender Charge period may not exceed 30% of premiums paid up to the first "SEC guideline annual premium," 10% of premiums paid in excess of the first guideline annual premium and up to the second SEC guideline annual premium, and 9% of premium payments paid in excess of two guideline annual premiums. An "SEC guideline annual premium" is a hypothetical level amount that would be payable to the Maturity Date for the benefits provided under the Contract, assuming cost of insurance rates based on the 1980 Commissioners Standard Ordinary Mortality Tables, net investment earnings under the Contract at an effective annual rate of 5%, and sales and other charges imposed under the Contract.

The Deferred Sales Load is calculated separately for the Initial Specified Amount and any increase in Specified Amount. Net Premiums paid after each increase will be allocated to the initial Specified Amount and each increase made. Net Premiums are allocated based upon the proportion that the SEC guideline annual premium for the Initial Specified Amount and each increase bears to the total SEC guideline annual premium for the Contract.

2. Deferred Administrative Expense. The Table below shows the Deferred Administrative Expense deducted if the Owner surrenders, lapses, reduces the Specified Amount, or takes a partial surrender during the first fifteen Contract Years or during the fifteen years following an increase in Specified
Amount.  The Deferred Administrative Expense is an amount per
$1,000 of Specified Amount and will grade down to zero at the end of fifteen years.

Table of Deferred Administrative Expenses per $1,000 of Specified Amount
                  End of Year*            Deferred Administrative Expense
                        1-5                     5.00
                        6                       4.50
                        7                       4.00
                        8                       3.50
                        9                       3.00
                        10                      2.50
                        11                      2.00
                        12                      1.50
                        13                      1.00
                        14                      0.50
                        15                      0.00

                * End of year means number of completed Contract years or number of completed years following an increase in Specified
Amount.

                After the fifth year, the Deferred Administrative Expense between years will be pro-rated monthly. The charge for the first five years will be level.

F.      Partial Surrender Fee
Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount.

G.      Redemptions for Monthly Deduction

On the Allocation Date, Kansas City Life will deduct Monthly Deductions for the Contract Date and each Monthly Anniversary that have occurred prior to the Allocation Date. (The Monthly Deduction is described in Appendix A.) Subsequent Monthly Deductions will be made as of each Monthly Anniversary Day thereafter. The Owner's Contract Date is the date used to determine the Owner's Monthly Anniversary Day. The Monthly Deduction consists of (1) cost of insurance charges, (2) administration fees, and (3) any charges for supplemental and/or rider benefits. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

H.      Death Benefits

As long as the Contract remains in force, Kansas City Life will pay the Death Benefit proceeds upon receipt at the Home Office of proof of the Insured's death that Kansas City Life deems satisfactory. Kansas City Life may require return of the Contract. The Death Benefit will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof or, if elected, under a payment option. The Death Benefit will be paid to the Beneficiary.

Under certain circumstances and in accordance with established administrative procedures, we will pay death benefit proceeds through Kansas City Life's Personal Growth Account, an interest bearing account. Proceeds paid through the Personal Growth Account are placed in our general account. Check-writing privileges are provided in the Personal Growth Account under which the bank that pays the check will be reimbursed by Kansas City Life out of the proceeds held in our general account. The Personal Growth Account is not a bank account and is not insured nor guaranteed by the FDIC or any other government agency. A Contract Owner or beneficiary (whichever applicable) will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the Personal Growth Account is closed.

1. Amount of Death Benefit Proceeds. The Death Benefit proceeds are equal to the sum of the Death Benefit under the Coverage Option selected calculated on the date of the Insured's death, plus any supplemental and/or rider benefits, minus any Indebtedness on that date and, if the date of death occurred during a grace period, minus any past due Monthly Deductions. Under certain circumstances, including without limitation when the age or sex of the Insured has been misstated or when the Insured dies by suicide within two years of the Contract Date or within two years after the effective date of any increase in the Specified Amount, the amount of the Death Benefit may be further adjusted.

If part or all of the Death Benefit is paid in one sum, Kansas City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

2. Coverage Options. The Contract Owner may choose one of two Coverage Options, which will be used to determine the Death
Benefit. Under Option A, the Death Benefit is the greater of the Specified Amount or the Applicable Percentage (as described below) of Contract Value on the date of the Insured's death.
Under Option B, the Death Benefit is the greater of the Specified Amount plus the Contract Value on the date of death, or the Applicable Percentage of the Contract Value on the date of the Insured's death.

If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option A, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option B, the Death Benefit will vary directly with the investment performance of the Contract Value.

The "Applicable Percentage" is 250% when the Insured has attained Age 40 or less, and decreases each year thereafter to 100% when the Insured has attained Age 95.

3. Initial Specified Amount and Coverage Option. The Initial Specified Amount is set at the time the Contract is issued. The
Owner may change the Specified Amount from time to time, as discussed below. The Owner selects the Coverage Option when the Owner applies for the Contract. The Owner also may change the Coverage Option, as discussed below.

4. Changes in Coverage Option. We reserve the right to require that the Contract be in force for one Contract Year before any change in Coverage Option and that no more than one change in Coverage Option be made in any 12-month period. On or after the first Contract Anniversary, the Owner may change the Coverage Option on the Contract subject to the following rules. After the Coverage Option has been changed, it cannot be changed again for the next twelve Contract Months. After any change, the Specified Amount must be at least $100,000 for issue Ages 0-49 and $50,000 for issue Ages 50-80. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Kansas City Life receives and accepts the request. Kansas City Life may require satisfactory evidence of insurability. (See "Underwriting Requirements," above.)

When a change from Option A to Option B is made, the Specified Amount after the change is effective will be equal to the Specified Amount before the change. The Death Benefit will increase by the Contract Value on the effective date of the change. When a change from Option B to Option A is made, the Specified Amount after the change will be equal to the Specified Amount before the change is effected plus the Contract Value on the effective date of the change.

5. Ability to Adjust Specified Amount. We reserve the right to require that the Contract be in force for one Contract Year before a change in Specified Amount and we reserve the right to only allow one change in Specified Amount every twelve Contract months. If a change in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the Contract as a life insurance contract, Kansas City Life will refund, after the next Monthly Anniversary, to the Owner the amount of such excess above the premium limitations.

Kansas City Life reserves the right to decline a requested decrease in the Specified Amount if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the Contract, or if to effect the requested decrease, payments to the Owner would have to be made from the Contract Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Surrender Value under the Contract.

The Specified Amount after any decrease must be at least $100,000 for Contracts that were issued at issue Ages 0-49 and $50,000 for Contracts that were issued at issue Ages 50-80. A decrease in Specified Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

Any increase in the Specified Amount must be at least $25,000 and an application must be submitted. Kansas City Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time.

The increase in Specified Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. A new Guaranteed Payment Period will begin on the effective date of the increase and will continue for five years. The Contract's Guaranteed Monthly Premium will be recalculated to reflect the increase. If a Guaranteed Payment Period is in effect, the Contract's Guaranteed Monthly Premium amount will also generally be increased.

An increase in Specified Amount may be cancelled by the Owner in accordance with the Contract's "free look" provisions. In such case, the amount refunded will be limited to those charges that are attributable to the increase.

A new Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from an increase in Specified Amount, starting with the effective date of the increase. After an increase, Kansas City Life will, for purposes of calculating Surrender Charges, attribute a portion of each premium payment the Owner makes to the Specified Amount increase, even if the Owner does not increase the amount or frequency of the Owner's premiums. Kansas City Life will calculate the portion of the premium that is attributable to the Specified Amount increase in accordance with SEC regulations.

For purposes of calculating Surrender Charges and cost of insurance charges, any Specified Amount decrease will be used to reduce any previous Specified Amount increase then in effect, starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Specified Amount increases have been reduced, it will be used to reduce the Initial Specified Amount.

I.      Loans
1. When Loans are Permitted. Prior to the death of the Insured, the Owner may borrow against the Contract at any time by submitting a written request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. The maximum loan amount is equal to the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Contract loans will be processed as of the date the Owner's written request is received and approved. Loan proceeds generally will be sent to the Owner within seven calendar days.

2. Interest. Kansas City Life will charge interest on any Indebtedness at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Indebtedness.

3. Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. Thus, a loan will have no immediate effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interest will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

The Loan Account will be credited with interest at an effective annual rate of not less than 4%. Interest earned on the Loan Account will be added to the Fixed Account.

4. Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be made. The maximum amount available for a preferred loan is the Contract Value less premiums paid and may not exceed the maximum loan amount. The amount in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. The preferred loan provision is not guaranteed.

5. Loan Repayment;. The Owner may repay all or part of the Owner's Indebtedness at any time while the Insured is living and the Contract is in force. Each loan repayment must be at least $50.00. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium. When a loan repayment is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.

6. Reduction in Death Benefit. If the Death Benefit becomes payable while a loan is outstanding, the Indebtedness will be deducted in calculating the Death Benefit proceeds.

7. Default. If the Loan Account Value exceeds the Contract Value less any applicable Surrender Charge on any Valuation Day, the Contract will be in default. The Owner, and any assignee of record, will be sent notice of the default. The Owner will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination.

J.      Payment Options

The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. The Owner may apply proceeds of $2,000 or more which are payable under this Contract to any of the following options:

1. Option 1 - Interest Payments. Kansas City Life will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

2. Option 2 - Installments of a Specified Amount. Kansas City Life will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

3. Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

4. Option 4 - Life Income. Kansas City Life will pay an income during the payee's lifetime. A minimum guaranteed payment period may be chosen. Payments received under the Installment Refund Option will continue until the total income payments received equal the proceeds applied.

5. Option 5 - Joint and Survivor Income. Kansas City Life will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

6. Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2000. If payments are less than $50, payments may be made less frequently at Kansas City Life's option. If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.

K.      Delay in Redemptions or Transfers
Kansas City Life will ordinarily pay any Death Benefit proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life's Contract Owners.

L.      24-Month Conversion Right
The conversion right required by Rule 6e-3(T)(b)(13)(v)(B) is provided by permitting the Contract Owner during the first 24 Contract Months following the Contract Date and during the first 24 Contract Months following the effective date of an increase to the Specified Amount, to exercise a one-time Special Transfer Right by requesting that all or a portion of the Variable Account Value be transferred to the Fixed Account. Exercise of the Special Transfer Right does not count toward the six transfers that are permitted each Contract Year without imposing the Transfer Processing Fee, and is not subject to a Transfer Processing Fee. Since a new contract, under which payments (or charges), dividends, and cash values could vary from those under the existing Contract, will not be issued, no adjustment in payments and cash values under the Contract would be required to address such variances.

M.      Maturity Benefit
The Maturity Date is the Contract Anniversary an or next following the Insured's 95th birthday. If the Contract is still in force on the Maturity Date, the Maturity Benefit will be paid to you. The Maturity Benefit is equal to the Cash Surrender
Value on the Maturity Date.

APPENDIX A
On the Allocation Date, Kansas City Life will deduct Monthly Deductions for the Contract Date and each Monthly Anniversary Day that have occurred prior to the Allocation Date. Subsequent Monthly Deductions will be made as of each Monthly Anniversary Day thereafter. The Contract Date is the date used to determine the Monthly Anniversary Day. The Monthly Deduction consists of
(1) cost of insurance charges, (2) administration fees (the "Monthly Expense Charge"), and (3) any charges for supplemental and/or rider benefits. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the net amount at risk on that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit, discounted with one month of interest and the Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the current interest rate that is being credited on portions of any Net Premiums that are allocated to the Fixed Account as of that Monthly Anniversary Day.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insured's Age, sex, level of specified amount, number of completed Contract Years, and risk class, and therefore varies from time to time. Kansas City Life currently places Insureds in the following classes, based on underwriting: Standard Smoker, Standard Nonsmoker, or Preferred Nonsmoker. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Smoker or Standard Nonsmoker classes. Standard Nonsmoker rates are available for Issue Ages 0-80. Standard Smoker and Preferred Nonsmoker rates are available for Issue Ages 15-80. Contracts with a specified amount of $500,000 and above currently are subject to a lower level of cost of insurance charges.

The cost of insurance rate for an increase in Specified Amount will be determined on each Monthly Anniversary Day and is based on the Insured's Age, sex, number of completed Contract Years, and risk class.

Kansas City Life places the Insured in a risk class when the Contract is given underwriting approval, based on Kansas City Life's underwriting of the application. When an increase in Specified Amount is requested, Kansas City Life conducts underwriting before approving the increase (except as noted below) to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, the lower rates will apply to the entire Specified Amount. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Specified Amount, and the existing risk class will continue to apply to the existing Specified Amount.

Kansas City Life does not conduct underwriting for an increase in Specified Amount if the increase is requested as part of a conversion from a term contract or on exercise of the Option to Increase the Specified Amount Rider. In the case of a term conversion, the risk class that applies to the increase will be based on the provisions of the term contract. In the case of an increase under the Option to Increase Specified Amount Rider, the Insured's risk class for an increase will be the class in effect on the initial Specified Amount at the time that the increase is elected.

The net amount at risk associated with a Specified Amount increase is determined by the percentage that the Specified Amount increase bears to the Contract's total Specified Amount immediately following the increase. The resulting percentage is the part of the Contract's total net amount at risk that is attributed to the Specified Amount increase. The remaining percentage of the Contract's total net amount at risk is attributed to the existing Specified Amount. (For example, if the Contract's Specified Amount is increased by $100,000 and the total Specified Amount is $250,000, then 40% of the total net amount at risk is attributed to the Specified Amount increase.) On each Monthly Anniversary Day, the net amount at risk used to determine the cost of insurance charge associated with the Specified Amount increase is the Contract's total net amount of risk at that time, multiplied by the percentage calculated as described above. This percentage remains fixed until the Specified Amount is changed.

Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the contracts. The guaranteed rates for standard and preferred classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Kansas City Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract.
Current cost of insurance rates will be determined based on Kansas City Life's expectations as to future mortality experience. These rates may change from time to time.

Monthly Expense Charge
Kansas City Life will begin deducting the Monthly Expense Charge from the Contract Value as of the Contract Date. Thereafter, Kansas City Life will deduct a Monthly Expense Charge from the Contract Value as of each Monthly Anniversary Day. The Monthly Expense Charge is made up of two parts:

(1) a maintenance charge which is a level monthly charge which applies in all years. The maintenance charge is guaranteed not to exceed $6.00.

(2) An acquisition charge which is a charge of $20 per Contract Month for the first Contract Year and $20 per Contract Month for 12 months following the effective date of an increase in Specified Amount.

The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements.

Reduced Charges for Eligible Groups
The charges otherwise applicable may be reduced with respect to Contracts issued to a class of associated individuals or to a trustee, employer or similar entity where Kansas City Life anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. These reductions will be made in accordance with our rules in effect at the time of the application for a Contract. The factors we will consider in determining the eligibility of a particular group for reduced charges and the level of the reduction are as follows: the nature of the association and it organizational framework, the method by which sales will be made to the members of the class, the facility with which premiums will be collected from the associated individuals and the association capabilities with respect to administrative tasks, the anticipated persistency of the Contract, the size of the class of associated individuals and the number of years it has been in existence and any other such circumstances which justify a reduction in sales or administrative expenses. Any reduction will be reasonable and will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interest of any Contract holder.

Supplemental and/or Rider Benefits
The following supplemental and/or rider benefits are available and may be added to the Owner's Contract. Monthly charges for these benefits and/or riders will be deducted from the Owner's Contract Value as part of the Monthly Deduction. All of these riders may not be available in all states.

Disability Continuance of Insurance (DCOI)
        Issue Ages: 15-55, renewal through age 59 This rider covers the Contract's Monthly Deductions during the period of total disability of the Insured. DCOI benefits become payable after the Insured's total disability exists for six consecutive months and total disability occurs before age 60. Benefits under this rider continue until the Insured is no longer totally disabled.

        Accidental Death Benefit (ADB)
        Issue Ages:  0-60
        This rider provides for the payment of an additional amount of insurance in the event of accidental death. The rider terminates when the Insured attains age 70.

        Option to Increase Specified Amount (Assured Insurability - AI)
        Issue Ages:  0-38
        This rider allows the Specified Amount of the Contract to increase by the option amount or less, without evidence of insurability on the Insured. These increases may occur on regular option dates or alternate option dates. See the rider contract for the specific dates.

        Spouse's Term insurance (STI)
        Issue Ages:  15-50 (Spouse's age)
        This rider provides decreasing term insurance on the Insured's spouse. The amount of insurance coverage is expressed in units and a maximum number of five units may be purchased. The amount of insurance per unit of coverage is based on the Insured
Spouse's attained age. A table specifying the amount of insurance per unit of coverage is in the rider contract.

        Children's Term Insurance (CTI)
        Issue Ages:  14 Days - 17 Years (Children's ages)
        This rider provides level term insurance on each Insured Child. This term insurance continues until the Contract anniversary on which the Insured Child's attained age is 25. The rider expires on the Contract Anniversary on which the Insured is age 65.

        Other Insured Term Insurance (OI)
        Issue Ages:  0-65 (Other Insured's age)
        This rider provides level yearly renewable term coverage on the Insured, the Insured's spouse, and/or children. The coverage expires at the earlier of the Contract Anniversary on which the Insured or the Other Insured is age 95 unless an earlier date is requested. The term insurance provided by this rider can be converted to a permanent contract at any time the rider is in force without evidence of insurability.

        Extra Protection (EXP)
        Issue Ages:  0-80
        This rider provides level yearly renewable term coverage on the Insured. The coverage expires at the Contract Anniversary on which the Insured is age 95 unless an earlier date is requested.

        Disability Premium Benefit Rider (DPB)
        Issue Ages:  15-55, renewal through 59
        This rider provides for the payment of the disability premium benefit amount as premium to the Contract during a period of total disability of the Insured. The DPB benefit amount is a monthly amount that is requested by the Owner. DPB benefits become payable after the Insured's total disability exists for six consecutive months and total disability occurs before age 60. Benefits under this rider continue until the Insured is no longer totally disabled.

Bonus on Contract Value in the Variable Account
A bonus may be credited to the Contract on each Monthly Anniversary Day beginning in the eleventh Contract Year. The monthly bonus equals 0.0375% (0.45% on an annualized basis) of the Contract Value in each Subaccount of the
Variable Account at the end of each Contract Month.   This bonus is not
guaranteed, and Kansas City Life may decide not to pay the bonus.